Exhibit 99.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

AURUM HOLDINGS LTD.

AND

BIRKS GROUP INC.

FOR THE PURCHASE OF ALL SHARES OF CAPITAL STOCK

OF

MAYOR’S JEWELERS, INC.

TABLE OF CONTENTS

ARTICLE 1 — PURCHASE OF SHARES		1

ARTICLE 2 — PURCHASE PRICE		2
2.1	Payment of Purchase Price at Closing	2
2.2	Calculation of Estimated Purchase Price	2
2.3	Post-Closing Adjustment	2
2.4	Final Adjustment Amount	3

ARTICLE 3 — REPRESENTATIONS AND WARRANTIES OF SELLER		3
3.1	Organization and Good Standing	3
3.2	Capitalization	4
3.3	Authority and Authorization; Conflicts; Consents	4
3.4	Financial Statements	5
3.5	Taxes	6
3.6	Litigation, Orders and Injunctions	7
3.7	Compliance with Law	7
3.8	Contracts	8
3.9	Certain Assets	9
3.10	Real Property	9
3.11	Environmental Matters	10
3.12	Intellectual Property	10
3.13	Absence of Certain Events	11
3.14	Employee Benefits	13
3.15	Employees and Labor Relations	14
3.16	Brokers	14
3.17	Relations with Governments	14
3.18	Transactions with Seller	14
3.19	Suppliers	15
3.20	Insurance	15
3.21	Certain Exclusivity	15

ARTICLE 4 — REPRESENTATIONS AND WARRANTIES OF BUYER		15
4.1	Organization and Good Standing	15
4.2	Authority and Authorization; Conflicts; Consents	15
4.3	Litigation, Orders and Injunctions	16
4.4	Availability of Funds	16
4.5	Buyer’s Independent Investigation	17
4.6	Brokers	17

ARTICLE 5 — CERTAIN COVENANTS		17
5.1	Certain Actions to Close Transactions	17
5.2	Pre-Closing Conduct of Business	17
5.3	Access to Information	21
5.4	Further Assurances	23
5.5	Confidentiality and Publicity	23
5.6	Employee Matters	23
5.7	Exculpation and Indemnification of Directors and Officers	24

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5.8	Certain Tax Matters	25
5.9	Intercompany Accounts	27
5.10	Guaranty Arrangements	27
5.11	Employee Credit Cards	27
5.12	Payment of Indebtedness	27
5.13	Post-Closing Claims under Insurance Policies	28
5.14	Noncompetition and Nonsolicitation	29
5.15	Notice of Certain Matters	29
5.16	Excluded Assets	30
5.17	R&W Insurance Policy	30

ARTICLE 6 — CLOSING, CLOSING DELIVERIES, TERMINATION AND SPECIFIC PERFORMANCE		30
6.1	Closing	30
6.2	Closing Deliveries by Seller	31
6.3	Closing Deliveries by Buyer	31
6.4	Other Closing Deliveries	31
6.5	Termination of Agreement	32
6.6	Effect of Termination	33
6.7	Break-Up Fee	33
6.8	Specific Performance	34

ARTICLE 7 — CONDITIONS TO OBLIGATIONS TO CLOSE		34
7.1	Conditions to Obligation of Buyer to Close	34
7.2	Conditions to Obligation of Seller to Close	35

ARTICLE 8 — INDEMNIFICATION		36
8.1	Indemnification by Seller	36
8.2	Indemnification by Buyer	36
8.3	Certain Limitations and Other Matters Regarding Claims	37
8.4	Certain Survival Periods	38
8.5	Notice of Claims and Procedures	38
8.6	Mitigation	41
8.7	Reduction for Insurance, Taxes and Other Offsets	41
8.8	Subrogation	42
8.9	Indemnification Adjusts Purchase Price for Tax Purposes	42
8.10	No Other Assurances	42

ARTICLE 9 — CERTAIN GENERAL TERMS AND OTHER AGREEMENTS		43
9.1	Notices	43
9.2	Expenses	43
9.3	Interpretation; Construction	43
9.4	Parties in Interest; No Third-Party Beneficiaries	45
9.5	Governing Law	45
9.6	Jurisdiction, Venue and Waiver of Jury Trial	45
9.7	Entire Agreement; Amendment; Waiver	45
9.8	Assignment; Binding Effect	46
9.9	Severability; Blue-Pencil	46
9.10	Counterparts	46

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9.11	Schedules	46
9.12	Legal Representation	46

ARTICLE 10 — CERTAIN DEFINITIONS		47

Exhibits

Exhibit 10.1	Form of Inventory Purchase Agreement
Exhibit 10.2	Form of Services Agreement
Exhibit 10.3	Form of Transition Services Agreement
Exhibit 10.4	Form of USA Authorized Dealer Agreement

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 11, 2017, by and between Aurum Holdings Ltd., a company incorporated under the laws of England and Wales (“Buyer”), and Birks Group Inc., a Canadian corporation (“Seller”), regarding the purchase of all shares of capital stock of Mayor’s Jewelers, Inc., a Delaware corporation (the “Company”). Unless otherwise provided, capitalized terms used herein are defined in Article 10 below.

Recitals

A. Seller owns all of the outstanding shares of capital stock of the Company (the “Shares”).

B. The Company owns all of the outstanding equity interests of each of Mayor’s Jewelers of Florida, Inc., a Florida corporation, Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., and JBM Venture Co., Inc. (except as otherwise indicated, all of the forgoing subsidiaries are Delaware corporations, and each such subsidiary is referred to herein as a “Company Subsidiary”). Each Company Subsidiary and the Company is referred to herein as an “Acquired Company” and collectively as the “Acquired Companies.”

C. The Company is engaged in the business of selling fine jewelry, timepieces, and gifts in retail stores (the “Business”).

D. Seller has obtained an opinion from Ernst & Young, LLP in relation to the fairness, from a financial point of view, of the consideration to be received under this Agreement.

E. Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase the Business from Seller through an acquisition of all of the Shares, upon and subject to the terms herein.

Agreement

In consideration of the foregoing and the representations, warranties, covenants and agreements in this Agreement, each Party hereby agrees as follows:

ARTICLE 1 — PURCHASE OF SHARES

Upon and subject to the terms herein, at Closing, Seller will sell, assign and transfer to Buyer, and Buyer will purchase from Seller, all of the Shares, free and clear of any Encumbrances. Notwithstanding the foregoing, Buyer and Seller acknowledge and agree that the claims included on Schedule 1 shall not be sold, transferred or distributed to Buyer at the Closing. The claims listed on Schedule 1 shall be referred to herein as the “Excluded Assets.”

ARTICLE 2 — PURCHASE PRICE

2.1 Payment of Purchase Price at Closing. Upon and subject to the terms herein, at Closing and on the Closing Date, Buyer will pay the Estimated Purchase Price to Seller by wire transfer of immediately available funds to the accounts that Seller designates in writing at least two Business Days prior to the Closing Date.

2.2 Calculation of Estimated Purchase Price. Not fewer than five Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a certificate executed by an executive officer of Seller (the “Pre-Closing Statement”) setting forth Seller’s good faith estimate of the Estimated Purchase Price and the components thereof, including a good faith estimate of, the Adjusted Net Working Capital and each of the components thereof as of the Closing Date, determined in accordance with GAAP and the Balance Sheet Rules, as well as a good faith estimate of the Cash Adjustment, Capital Expenditure Adjustment and Transferred Indebtedness. An illustrative example of the accounting principles, procedures and methods used in preparing the sample statement of Adjusted Net Working Capital and the form of Pre-Closing Statement is set forth on Schedule 2.2 (the “Sample Statement”). Illustrative examples of the calculations of Adjusted Net Working Capital, Cash, Capital Expenditure Amounts and Transferred Indebtedness are set forth on Schedules 2.2(a), 2.2(b), 2.2(c) and 2.2(d), respectively. The Parties agree to the methodologies, policies, procedures, practices, estimation techniques, assumptions and principles used in the calculations set forth on Schedule 2.2. The Pre-Closing Statement shall be prepared in consultation with Buyer and will serve as the basis for the calculation of the Estimated Purchase Price. At the Closing and subject to the adjustments set forth in this Section 2.2, Buyer shall pay to Seller, as Seller shall direct in the Flow of Funds Memorandum that shall be reasonably agreed to in good faith and executed by the Parties, an amount equal to the Estimated Purchase Price. At the Closing, Buyer shall pay any Closing Date Indebtedness (to the extent unpaid as of the Closing) in accordance with the instructions set forth in the applicable payoff letters.

2.3 Post-Closing Adjustment. Within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a certificate executed by an executive officer of Buyer (subject to modification as set forth below, the “Closing Statement”) setting forth Buyer’s good faith determination of the Adjusted Net Working Capital and each of the components thereof as of the Closing Date, determined in accordance with GAAP, the Balance Sheet Rules and the Sample Statement, as well as Buyer’s good faith determination of the Cash Adjustment, Capital Expenditure Adjustment and Transferred Indebtedness as of the Closing Date. Following delivery of the Closing Statement, Buyer shall provide Seller and its representatives with reasonable access during normal business hours to the Acquired Companies’ personnel and records used to prepare the Closing Statement and the working papers of Buyer’s or the Acquired Companies’ accounting firm, in accordance with and adhering to the reasonable policies and procedures of such firm for such requests, as well as any other supporting documentation for the Closing Statement that Seller may reasonably request. Within 30 days after Seller’s receipt of the Closing Statement, Seller shall deliver to Buyer a written statement either accepting the Closing Statement or specifying any objections thereto in reasonable detail (an “Objections Statement”), which objections shall be limited to calculations of amounts not in accordance with GAAP and the Balance Sheet Rules or errors of fact or mathematical errors. If Seller does not deliver an Objections Statement within such 30 day period, then the Closing

Statement shall become final and binding upon all Parties. If Seller delivers an Objections Statement within such 30 day period, then Seller and Buyer shall negotiate in good faith for 30 days following Buyer’s receipt of such Objections Statement to resolve such objections. Any such objections that Buyer and Seller are unable to resolve during such 30-day period is referred to as a “Disputed Item”. After such 30-day period, any matter set forth in the Closing Statement that is not a Disputed Item shall be deemed finally resolved and agreed. If Buyer and Seller are unable to resolve all objections during such 30-day period, then any Disputed Items (and only such Disputed Items) shall be resolved by Grant Thornton LLP or, if Grant Thornton LLP is not available for such assignment, BDO Seidman or, if BDO Seidman is not available for such assignment, another nationally recognized accounting firm upon which Buyer and Seller shall agree (the “Accounting Firm”). The Accounting Firm shall be instructed to resolve any Disputed Items in accordance with the terms of this Agreement within 30 days after its appointment. The resolution of such Disputed Items by the Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Buyer and Seller, and (iii) shall be conclusive and binding upon the Parties. Upon delivery of such resolution, the Closing Statement, as modified in accordance with such resolution, shall become final and binding upon all Parties. The fees, costs and expenses of the Accounting Firm shall be allocated equally between Buyer and Seller.

2.4 Final Adjustment Amount. Within five Business Days following the date on which the Closing Statement becomes final and binding,

(a) if the Final Purchase Price, as definitively determined based on the Closing Statement, is greater than the Estimated Purchase Price, Buyer shall pay to Seller, by wire transfer of funds to the account specified by Seller as contemplated by Section 2.2, the amount of the difference; or

(b) if the Final Purchase Price, as definitively determined based on the Closing Statement, is less than the Estimated Purchase Price, Seller shall pay to Buyer, by wire transfer of funds to an account designated in writing by Buyer, the amount of the difference.

ARTICLE 3 — REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Schedules, Seller hereby represents and warrants to Buyer, as of the date hereof and as of the date of Closing, as follows:

3.1 Organization and Good Standing. Seller is a duly organized and validly existing corporation in good standing under the laws of Canada. Each Acquired Company is a duly organized and validly existing corporation in good standing under the laws of its state of incorporation. Each Acquired Company is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except as would not have a Material Adverse Effect on the Acquired Companies. Each of Seller and each Acquired Company has full corporate power and authority to own and lease its properties and assets and conduct its business as now conducted. Except as set forth in Schedule 3.2, no Acquired Company holds any equity interest, directly or indirectly, of any other Person. Seller has made available to Buyer a true and complete copy of the Organizational Documents of each Acquired Company. No Acquired Company is in default under or in violation of any provision of any of its Organizational Documents.

3.2 Capitalization. Schedule 3.2 lists (a) all authorized equity interests of each Acquired Company, (b) the Shares held by Seller, and (c) the equity interests held, directly and indirectly, by the Company of each Company Subsidiary. The Shares constitute all of the outstanding equity interests of the Company. The equity interests held, by the Company of each Company Subsidiary constitute all of the outstanding equity interests of each Company Subsidiary. All of the issued and outstanding equity interests listed in Schedule 3.2 are duly authorized, validly issued, fully paid and non-assessable. No equity interest of any Acquired Company was issued in violation of any Organizational Document of such Acquired Company, any Applicable Law or any pre-emptive right (or other similar right) of any Person. Except as listed in Schedule 3.2, restrictions imposed by securities laws applicable to securities generally and rights of Buyer created hereunder, the Person identified as holding outstanding capital stock in Schedule 3.2 has good and valid title to all such outstanding capital stock, in each case free and clear of any Encumbrance. Except the rights of Buyer created hereunder, there is no: (1) pre-emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security, Contract or commitment of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of, any Acquired Company; (2) equity appreciation, phantom equity, profit participation, equity-based (or equity-like) award or similar right with respect to any Acquired Company; or (3) voting trust, proxy or other Contract with respect to any equity interest of any Acquired Company. Upon the Closing, Buyer will acquire the Shares free and clear of any Encumbrance.

3.3 Authority and Authorization; Conflicts; Consents.

(a) Authority and Authorization. The execution, delivery and performance of this Agreement and each Transaction Document of Seller has been duly authorized and approved by all necessary corporate action with respect to Seller. Assuming due authorization, execution and delivery by Buyer of this Agreement and each Transaction Document of Buyer, this Agreement is, and each Transaction Document of Seller at Closing will be, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent enforceability may be limited by any Enforcement Limitation. Seller has all requisite corporate power and authority to enter into this Agreement and each Transaction Document to be executed and delivered by Seller and to consummate the transactions contemplated herein and therein to be consummated by Seller.

(b) Conflicts. Except as set forth on Schedule 3.3(b), neither the execution nor delivery by Seller of this Agreement or by Seller of any Transaction Document nor consummation by Seller of the transactions contemplated herein or therein does or will (with or without the passage of time or giving of notice): (1) constitute a breach of, violate, conflict with or give rise to or create any right or obligation under any Organizational Document of Seller or any Acquired Company; (2) violate any Applicable Law, order or injunction with respect to any such Person; or (3) constitute a breach or violation of or a default under any Major Contract or Real Property Lease, conflict with or give rise to or create any right of any Person other than any Acquired Company to accelerate, increase, terminate, modify or cancel any right or obligation under any Major Contract or Real Property Lease, in each case, in a manner materially adverse to any Acquired Company, or result in the creation of any Encumbrance, other than a Permitted Encumbrance, under, any Major Contract or Real Property Lease.

(c) Consents. Except as listed in Schedule 3.3(c), no consent or approval by, notification to or filing with any Person (collectively, “Consents”) under any Major Contract or Real Property Lease is required in connection with Seller’s execution, delivery or performance of this Agreement or any Transaction Document of Seller or Seller’s consummation of the transactions contemplated herein or therein.

3.4 Financial Statements.

(a) Financial Information Defined. Schedule 3.4(a) contains a true and complete copy of the following:

(1) the unaudited consolidated balance sheet and income statement of the Acquired Companies, as of March 25, 2017 and March 26, 2016 (collectively, the “Annual Financial Information”); and

(2) the unaudited consolidated balance sheet and income statement of the Acquired Companies, as of June 24, 2017 (such date is the “Interim Statement Date” and such statement is the “Interim Statement of Assets and Liabilities”, and collectively, the “Interim Financial Information” and, together with the Annual Financial Information, the “Financial Information”).

(b) Financial Information. Seller does not regularly maintain separate financial statements for the Acquired Companies. Except as listed in Schedule 3.4(b), the Financial Information (1) was derived from the financial books and records of Seller, which such Seller financial books and records were maintained in accordance with GAAP, (2) was prepared in accordance with the accounting principles identified in Schedule 3.4(b), subject to the adjustments described therein, and (3) fairly presents, in all material respects, the assets and liabilities to be transferred of the Acquired Companies at their respective dates and the results of operations of the Acquired Companies for the respective periods covered thereby, except that the Interim Financial Information is subject to normal year-end adjustments consistent with the applicable Acquired Company’s historical accounting principles, practices, methodologies and policies.

(c) Internal Controls. The Acquired Companies’ system of internal controls over financial reporting is sufficient to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

(d) Indebtedness. Except for the Indebtedness listed in Schedule 3.4(d)(i), no Acquired Company has any Indebtedness outstanding on the date hereof. Except for the Indebtedness listed in Schedule 3.4(d)(ii) (“Transferred Indebtedness”), no Acquired Company will have any Indebtedness outstanding as of the Effective Time.

3.5 Taxes.

(a) All federal income Tax Returns and all other material Tax Returns that were required to be filed by, on behalf of or with respect to any Acquired Company or any Affiliated Group of which any Acquired Company is or was a member were properly prepared and timely filed on or before the applicable due date (taking into account any extension of such due date). All Tax Returns that were filed were true, accurate, and complete in all material respects. All Taxes (including estimated Taxes) due and owing by or with respect to any Acquired Company or any such Affiliated Group with respect to any Pre-Closing Tax Period (whether or not shown on any Tax Return) were paid when due or, in the case of Taxes not yet due, will be paid in full when due (if before Closing).

(b) All material Taxes that any Acquired Company is or was required to withhold in connection with any amount paid or owing to any employee, independent contractor, shareholder, nonresident, creditor or other third party have been duly withheld or collected and have been paid, to the extent due and owing, to the proper Governmental Authority, and each Acquired Company has complied in all material respects with all Tax information reporting provisions of all Applicable Laws.

(c) Seller and the Acquired Companies have given or otherwise made available to Buyer true, correct and complete copies of all Tax Returns with respect to Income Taxes for fiscal years ended March 26, 2016, March 28, 2015 and March 29, 2014, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any Acquired Company for any taxable period and no request for any such waiver or extension is currently pending.

(e) On the date hereof, (i) there is no Tax Proceeding pending or, to Seller’s Knowledge, Threatened, against or otherwise with respect to any Acquired Company, (ii) no Governmental Authority has given notice in writing of any intention to assert any deficiency or claim for additional Taxes against an Acquired Company, (iii) no claim has been made in writing by any Governmental Authority in a jurisdiction where any Acquired Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and (iv) all deficiencies for Taxes asserted or assessed against the Company or any of the Company Subsidiaries have been fully and timely paid or settled.

(f) There are no liens for Taxes upon the assets or properties of any Acquired Company except for statutory liens for current Taxes not yet due.

(g) No Acquired Company has (A) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the

Code (or any similar provision of state, local, or foreign Tax law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax law).

(h) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of: (1) any “closing agreement” as described in section 7121 of the Code or other agreement with a Governmental Authority (or any similar provision of any Applicable Law) executed on or before the Closing Date; (2) any intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code (or any similar provision of any Applicable Law); (3) any installment sale or open transaction disposition made on or before the Closing Date; (4) Section 481 or Section 108(i) of the Code, or comparable provisions of foreign, state or local Tax Law; or (5) any prepaid amount (in excess of an aggregate of $500,000) received on or before the Closing Date, other than as set forth on Schedule 3.5(h).

(i) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code.

(j) Since November 15, 2005, no Acquired Company or any predecessor thereof has been a member of a group (including an Affiliated Group) with which it has filed or been included in a combined, consolidated or unitary Income Tax Return, other than the group in which it is currently a member (any such group, a “Current Tax Group”). Since November 15, 2005, no Acquired Company has been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than Contracts entered in the Ordinary Course of Business, the primary purpose of which is not related to Taxes), other than with respect to a Current Tax Group. No Acquired Company or any predecessor thereof is liable for any Tax of any taxpayer other than an Acquired Company under Treasury Regulations section 1.1502-6 (or any similar provision of any Applicable Law), as a transferee or successor, by Contract or otherwise, for any Taxable period beginning before the Closing Date, other than with respect to a Current Tax Group.

(k) The Company is not nor has it been a United States real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

3.6 Litigation, Orders and Injunctions. Except as set forth on Schedule 3.6, (a) there is no material Proceeding pending or, to Seller’s Knowledge, Threatened against any Acquired Company; and (b) no Acquired Company is specifically identified as a party that is subject to any material restriction or limitation on any of its operations under any order or injunction.

3.7 Compliance with Law. The Acquired Companies are conducting business in compliance in all material respects with all Applicable Laws (including those relating to maintaining Permits required of the Acquired Companies to conduct the Business). Neither Seller nor any Acquired Company has received any written notice of any material violation of Applicable Law, except for notices given prior to January 1, 2017 relating to alleged violations that have resolved or cured prior to the date hereof.

3.8 Contracts.

(a) Schedule 3.8(a) lists the following material Contracts (other than Real Property Leases which are covered by Section 3.10) to which any Acquired Company is a party as of the date hereof (each Contract so listed is a “Major Contract”):

(1) each employment agreement (other than any such employment agreement that is or on the Closing Date will be terminable at will by any Acquired Company without any obligation of any Acquired Company, except any obligation with respect to events before the termination thereof);

(2) each covenant not to compete that restricts in any material respect the operation of the business of any Acquired Company;

(3) each operating lease (as lessor or lessee) of tangible personal property (other than any such lease that contemplates aggregate payments of less than $100,000 per year);

(4) each Contract with a Material Supplier;

(5) each Contract for the purchase by any Acquired Company of any supply or product that calls for performance over a period of more than one year (other than any such Contract that (A) is or on the Closing Date will be terminable at will or upon not more than 90 days’ notice by any Acquired Company without any obligation of any Acquired Company, except any obligation with respect to any event before the termination thereof, or (B) contemplates aggregate payments of less than $500,000 for the most recent fiscal year);

(6) each Contract pursuant to which any Acquired Company has incurred any Indebtedness or is subject to any Encumbrance (excluding Permitted Encumbrances);

(7) each Contract under which any Acquired Company has advanced or loaned any other Person, other than another Acquired Company, any amount that remains outstanding;

(8) each Contract of an Acquired Company that has been guaranteed by Seller;

(9) each partnership or joint venture Contract; and

(10) each Contract, other than any Contract of a nature described in clause (a)(1) above, with any Affiliate of (A) Seller, other than another Acquired Company, or (B) any officer or director of any Acquired Company.

(b) Seller has made available to Buyer a true and complete copy of each Major Contract. With respect to each Major Contract, (1) such Major Contract is in full force and effect and constitutes a legal and binding obligation of the Acquired Company thereto, (2) such Acquired Company is not and, to Seller’s Knowledge, no other party thereto is in material breach of or default under such Major Contract and no party thereto has given to any other party thereto written notice alleging that such a breach or default occurred, (3) no event has occurred that (with or without the passage of time or giving of notice), to Seller’s Knowledge, would constitute a material breach or default of, or permit termination, modification, acceleration or cancellation of, such Major Contract or of any material right or obligation thereunder, and (4) no party to such Major Contract has received written notice of termination or cancellation such Major Contract.

3.9 Certain Assets.

(a) Each Acquired Company has good title to, or a valid leasehold interest in or valid license for, each material tangible asset that is personal property used by it or shown on the Interim Statement of Assets and Liabilities, free and clear of any Encumbrance other than any Permitted Encumbrance, except for any asset disposed of in its Ordinary Course of Business or in accordance with Section 5.2(b) since the Interim Statement Date; and

(b) Each such material tangible asset has been maintained in all material respects in accordance with normal applicable industry practice and is in good operating condition and repair (except for normal wear and tear).

(c) Inventory is valued in accordance with GAAP at the lower of average cost or market and consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided). At the Closing, all such inventory will be owned by the Acquired Companies free and clear of all Encumbrances, other than Permitted Encumbrances.

(d) Accounts receivable reflected on the Interim Statement of Assets and Liabilities (i) arose out of arm’s-length transactions made in the Ordinary Course of Business, except for intercompany loans, (ii) constitute the valid and legally binding obligations of the Persons obligated to pay such amounts, and (iii) except as set forth on Schedule 3.9(d), to Seller’s Knowledge, are not subject to any dispute.

3.10 Real Property.

(a) Schedule 3.10(a) lists all real property leased by or from any Acquired Company (including all amendments, modifications, supplements, renewals and guarantees relating thereto) (each Contract governing such a lease being a “Real Property Lease” and any real property so leased being “Leased Real Property”). No Acquired Company owns any real property.

(b) All of the land, buildings, structures and other improvements used by any Acquired Company in the conduct of its business are included in the Leased Real Property; and (2) except for the Real Property Leases, there is no lease, sublease or occupancy agreement in effect with respect to any Leased Real Property.

(c) (1) the Acquired Companies have good and valid leasehold interests in all of the Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances; (2) no Acquired Company is in default or otherwise in breach under any Real Property Lease and, to Seller’s Knowledge, no other party thereto is in default or otherwise in breach thereof and no other party thereto has given to any other party thereto written notice alleging that such a breach or default has occurred; (3) no event has occurred that (with or without the passage of time or giving of notice), would permit termination, modification, acceleration or cancellation of, such Real Property Lease or of any material right or obligation thereunder; (4) no party to any Real Property Lease has exercised any termination right with respect thereto; (5) Seller has made available to Buyer a true and complete copy of each Real Property Lease including all amendments, modifications, supplements, renewals and guaranties relating thereto; (6) all rent and other sums and charges payable by the relevant Acquired Company as tenant thereunder are current; and (7) no party to any Real Property Lease has repudiated any provision thereof and there is no material dispute with respect to any Real Property Lease.

(d) (1) no Acquired Company has given any Person any estoppel certificate or similar instrument that would preclude assertion by any Acquired Company of any claim under any Real Property Lease, adversely affect any right or obligation of any Acquired Company under any Real Property Lease or otherwise be binding upon any successor to the applicable Acquired Company’s position under any Real Property Lease; (2) there is no purchase option, right of first refusal, first option or other right held by any Acquired Company with respect to, or any real estate or building affected by, any Real Property Lease that is not contained within such Real Property Lease; and (3) no Acquired Company, and to Seller’s Knowledge, no other party to any Real Property Lease, has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant under any Real Property Lease or to purchase the real property subject to any Real Property Lease.

3.11 Environmental Matters.

(a) On the date hereof, there is no Environmental Claim pending or, to Seller’s Knowledge, Threatened against any Acquired Company.

(b) Each Acquired Company is in compliance in all material respects with all Environmental Laws.

3.12 Intellectual Property.

(a) Schedule 3.12(a) lists all Intellectual Property of each Acquired Company that is registered with any Governmental Authority, or with any Person that maintains domain name registrations, and all applications for any such registration.

(b) Except as set forth on Schedule 3.12(b), each Acquired Company owns (free and clear of all Encumbrances, other than any Permitted Encumbrance), or has the right to use without payment of any royalty, license fee or similar fee (other than with respect to a

Major Contract listed in Schedule 3.8(a) or a Contract not required to be disclosed in Schedule 3.8(a) to avoid a breach of Section 3.8), the Intellectual Property used by such Acquired Company in the operation of the Business.

(c) (1) no Acquired Company has received written notice that any such registered Intellectual Property has been declared unenforceable or otherwise invalid by any Governmental Authority; and (2) to Seller’s Knowledge, no Acquired Company is infringing upon, misappropriating or violating the Intellectual Property of any other Person in any material respect, and, to Seller’s Knowledge, no other Person is infringing upon, misappropriating or violating the Intellectual Property of any Acquired Company in any material respect.

(d) Notwithstanding any other term herein, no representation or warranty is made regarding any infringement, misappropriation or violation with, upon, of, by or otherwise with respect to any (1) license for Intellectual Property embedded in any equipment or fixture, (2) non-exclusive implied license of Intellectual Property or (3) non-exclusive license for the use of any commercially available off-the-shelf software.

3.13 Absence of Certain Events. Except as expressly contemplated herein or as listed on Schedule 3.13, from the Interim Statement Date to the date of this Agreement no Acquired Company did any of the following:

(a) (1) issued or otherwise allowed to become outstanding or acquired or pledged or otherwise encumbered any equity interest or other security of an Acquired Company or right (including any option, warrant, put or call) to any such equity interest or other security (other than as may arise by the terms of this Agreement), (2) split, combined or reclassified any of its equity interests or issued or authorized the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or made any other change to its capital structure or (3) purchased, redeemed or otherwise acquired any equity interest or any other security of such Acquired Company or of any other Acquired Company or any right, warrant or option to acquire any such equity interest or other security;

(b) (1) except for sales of inventory in its Ordinary Course of Business, made any sale, lease to any other Person, license to any other Person or other disposition of any asset that is material to the Business, (2) made any capital expenditure or purchased or otherwise acquired any material asset (other than purchases of inventory in its Ordinary Course of Business and other than capital expenditures that do not exceed the current business plan and annual budget), (3) leased any real property from any other Person or leased any tangible personal property from any other Person, except leases of tangible personal property in its Ordinary Course of Business, (4) acquired by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person or division thereof, or (5) adopted a plan of liquidation, dissolution, merger, consolidation, statutory share exchange, restructuring, recapitalization or reorganization;

(c) granted or had come into existence any material Encumbrance on any asset, other than (1) as listed in Schedule 3.8(a), or (2) any Permitted Encumbrance;

(d) (1) became a guarantor with respect to any obligation of any other Person, other than any other Acquired Company, (2) assumed or otherwise became obligated for any obligation of any other Person for borrowed money, other than any other Acquired Company, or (3) agreed to maintain the financial condition of any other Person, other than any other Acquired Company;

(e) incurred any Indebtedness for borrowed money (for the avoidance of doubt, the need to have or put in place, or collateralize, any letter of credit is not itself considered indebtedness for borrowed money under this clause), other than Indebtedness to any other Acquired Company, that will not be satisfied at or before Closing or made any loan, advance or capital contribution to any other Person, other than any other Acquired Company, other than a transaction with an Acquired Company that will be satisfied or otherwise completed at or before Closing;

(f) except in its Ordinary Course of Business and except for any Major Contract listed in Schedule 3.8(a) (or a Contract not required to be disclosed in Schedule 3.8(a) to avoid a breach of Section 3.8), entered into any material Contract or amended or terminated in any respect that is material and adverse to any Acquired Company any material Contract to which such Acquired Company is a party, in each case that is not terminable at will or upon not more than 90 days’ notice by any Acquired Company without any obligation of any Acquired Company, except any obligation with respect to any event before the termination thereof;

(g) failed to prepare and timely file all Tax Returns with respect to such Acquired Company required to be filed during such period or timely withhold and remit any Taxes (including, without limitation, employment Taxes) with respect to such Acquired Company (taking into account any proper extension);

(h) (1) adopted or changed any material accounting method or principle used by such Acquired Company, except as required under GAAP or (2) changed any annual accounting period;

(i) except in its Ordinary Course of Business or as required by Applicable Law, (1) adopted, entered into, amended or terminated any Company Plan, (2) entered into or amended any employment arrangement or relationship with any new or existing employee that had or will have the legal effect of any relationship other than at-will employment or employment subject to termination upon not more than 90 days’ notice by any Acquired Company without any obligation of any Acquired Company, except any obligation with respect to any event before the termination thereof, (3) increased any compensation or fringe benefit of any director, officer or management-level employee, other than pursuant to a then-existing Company Plan and in amounts consistent with past practice, (4) granted any award to any director, officer or management-level employee under any bonus, incentive, performance or other compensation Company Plan (including the removal of any existing restriction in any Company Plan or award made thereunder) or (5) entered into or amended any collective bargaining agreement;

(j) amended or changed, or authorized any amendment or change to, any of its Organizational Documents; or

(k) entered into any Contract to do any of the foregoing.

3.14 Employee Benefits. Schedule 3.14(a) sets forth a complete list of all Company Plans indicating with an asterisk those Company Plans that are not sponsored by an Acquired Company. With respect to each Company Plan sponsored by an Acquired Company or under which employees of the Acquired Companies receive material benefits, Seller or the Acquired Companies have made available to Buyer a true and complete copy (or, to the extent no such copy exists, an accurate description) thereof, and to the extent applicable, (i) each related trust agreement or other funding instrument, (ii) the most recent IRS determination or opinion letter, (iii) the most recent summary plan description and summary of material modifications or pending modifications, and (iv) the most recent Form 5500 (with any schedules), financial statements and valuation reports.

(a) Each Company Plan has been maintained and administered in compliance in all material respects with its terms and with all applicable requirements of the Code and ERISA and all other Applicable Laws.

(b) Each Company Plan that is intended to be qualified under section 401 of the Code has been determined by the IRS to be qualified under the Code.

(c) No Company Plan is subject to Title IV of ERISA. Neither any Acquired Company nor any of their respective ERISA Affiliates maintains or contributes to a Multiemployer Plan, a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, or any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan subject to Section 412 of the Code or Section 302 of Title IV of ERISA, or has at any time during the past six years maintained or contributed to, or had, has incurred or would reasonably be expected to incur any actual or contingent liability in respect of, any such plan.

(d) No Company Plan provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by COBRA at such participant’s or such beneficiary’s expense. The requirements of section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA relating to COBRA continuation of health coverage have been satisfied with respect to each Company Plan that is subject to such requirements.

(e) Except as set forth on Schedule 3.14(e), neither the execution and delivery of this Agreement nor the transactions contemplated hereby (either alone or in combination with another event) shall (i) entitle any current or former employee, consultant, officer or director of any Acquired Company to severance pay, (ii) result in any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee, consultant, officer or director of any Acquired Company, (iii) result in the acceleration of the time of payment or vesting or any funding (through a grantor trust or otherwise) of compensation or benefits, (iv) increase any benefits otherwise payable under any Company Plan, or (v) result in any forgiveness of Indebtedness to any current or former employee, consultant, officer or director of any Acquired Company. The execution of this Agreement does not result in the payment or deemed payment (whether in cash, property, the vesting of property or otherwise) of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from any Acquired Company as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

3.15 Employees and Labor Relations.

(a) With respect to each Acquired Company: (1) there is no collective bargaining agreement or relationship with any labor organization; (2) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (3) no union organizing or decertification effort exists or has occurred in the past 3 years or is Threatened; and (4) no labor strike, work stoppage, picketing, slowdown or other material labor dispute has occurred in the past 3 years, to Seller’s Knowledge, is Threatened.

(b) Schedule 3.15(b) lists (1) for each employee of each Acquired Company as of June 30, 2017, such employee’s position and base compensation as of such date and (2) for each such employee who also was an employee of an Acquired Company as of March 25, 2017, such employee’s gross earnings from the respective Acquired Company for fiscal year 2016.

(c) Throughout the past 2 years, no Acquired Company has implemented any “plant closing” or “mass layoff” as defined in the WARN Act or any similar Applicable Law.

(d) The Acquired Companies are in material compliance with all Labor Laws.

3.16 Brokers. No Acquired Company has any obligation to any broker, finder or similar intermediary regarding the sale and purchase of the Shares hereunder that would cause Buyer or any Acquired Company to become obligated for payment of any fee or expense with respect to such transactions.

3.17 Relations with Governments. Each of the Acquired Companies is in compliance with all Applicable Laws under (a) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), (b) the laws enacted by the signatory countries to the Convention Against Bribery of Foreign Public Officials in International Business Transactions to implement the Convention, and (c) local anti-corruption and bribery laws (i.e., of foreign countries) (collectively, the “Anti-Bribery Laws”), and none of the Acquired Companies has received any written or, to Seller’s Knowledge, oral communication within the 3 year period prior to the date hereof that alleges that any of the Acquired Companies, or any representative, thereof is, or may be, in violation of, or has any liability under, the Anti-Bribery Laws.

3.18 Transactions with Seller. Except as set forth on Schedule 3.18, no Acquired Company is a party to any Contract with (a) any Seller, (b) any Affiliate of Seller (other than any Acquired Company) or (c) any employee, officer or director of Seller or any Affiliate of Seller (other than any Acquired Company). From and after the Closing, none of Seller or any of its Affiliates (other than the Acquired Companies) or any employee, officer or director of any Acquired Company, or any member of such Person’s immediate family, owns any material property or right, tangible or intangible, that is used by the Acquired Companies (other than any material property or right granted to Buyer under the Transaction Documents (other than this Agreement)).

3.19 Suppliers. Schedule 3.19 sets forth the largest product suppliers (measured by invoiced dollars) of the Acquired Companies which in the aggregate constitute approximately 82% of the Acquired Companies’ total net purchases for the most recent fiscal year (collectively, the “Material Suppliers”). Except as set forth in Schedule 3.19, as of the date hereof, no Acquired Company has received any notice, in writing or orally, that any of its Material Suppliers has ceased, or intends to cease after the Closing, to supply goods or services to such Acquired Company to otherwise terminate or materially reduce its relationship with such Acquired Company or to withdraw the supply from any existing location.

3.20 Insurance. Seller and the Acquired Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Acquired Companies. Except as set forth on Schedule 3.20, there is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid, and Seller and the Acquired Companies are otherwise in compliance in all material respects with the terms of such policies as it relates to the Business.

3.21 Certain Exclusivity. Notwithstanding any other term of this Agreement, all of the representations and warranties of Seller in this Agreement that relate to any (a) Tax are only contained in Section 3.5 or 3.13(g), (b) Environmental Law are only contained in Section 3.11, (c) physical condition of any tangible asset are only contained in Section 3.9, 3.10, or 3.11, (d) real property are only contained in Section 3.10 or 3.13(b)(3), (e) Intellectual Property are only contained in Section 3.12 or (f) Company Plan or other employee benefit matter (including under or relating to ERISA) are only contained in Section 3.13(i) or 3.14, in each case which, for the avoidance of doubt, are qualified by any related item in any Schedule, and in each case notwithstanding any other representation or warranty in this Agreement that, in the absence of this Section, may otherwise appear to apply to any of the foregoing.

ARTICLE 4 — REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof and as of the date of Closing, as follows:

4.1 Organization and Good Standing. Buyer is a duly organized and validly existing private company limited by shares in good standing under the laws of England and Wales. Buyer is not in default under or in violation of any provision of any of its Organizational Documents.

4.2 Authority and Authorization; Conflicts; Consents.

(a) Authority and Authorization. The execution, delivery and performance of this Agreement and each applicable Transaction Document by Buyer or any of its Affiliates have been duly authorized and approved by all necessary corporate action with respect to Buyer and each such Affiliate of Buyer, and each such authorization and approval remains in full force and effect. Assuming due authorization, execution and delivery by Seller and its applicable Affiliates of this Agreement and each applicable Transaction Document of Seller or any of its Affiliates, this Agreement is, and each Transaction Document of Buyer or any of its Affiliates at Closing will be, the legal, valid and binding obligation of Buyer and each such Affiliate of Buyer, enforceable against Buyer and each such Affiliate of Buyer in accordance with its terms, except to the extent enforceability may be limited by any Enforcement Limitation. Buyer and each such Affiliate of Buyer has all requisite corporate power and authority to enter into this Agreement and each Transaction Document to be executed and delivered by Buyer or such Affiliate of Buyer and to consummate the transactions contemplated herein and therein to be consummated by Buyer and each such Affiliate of Buyer.

(b) Conflicts. Neither the execution nor delivery by Buyer of this Agreement or by Buyer or any Affiliate of Buyer of any Transaction Document nor consummation by Buyer or any Affiliate of Buyer of the transactions contemplated herein or therein does or will (with or without the passage of time or giving of notice): (1) constitute a breach of, violate, conflict with or give rise to or create any right or obligation under any Organizational Document of Buyer or any such Affiliate of Buyer; (2) violate any Applicable Law, order or injunction with respect to any such Person; or (3) constitute a breach or violation of or a default under, conflict with or give rise to or create any right of any Person to accelerate, increase, terminate, modify or cancel any right or obligation in a manner materially adverse to Seller or any Acquired Company, except where such breach, violation, default, conflict or right described in clause (b)(2) or (b)(3) above will not materially and adversely affect Buyer’s ability to consummate the transactions contemplated herein.

(c) Consents. No consent or approval by, notification to or filing with any Person is required in connection with Buyer’s or any of its Affiliates’ execution, delivery or performance of this Agreement or any Transaction Document of Buyer or any Affiliate of Buyer or Buyer’s or any such Affiliate’s consummation of the transactions contemplated herein or therein.

4.3 Litigation, Orders and Injunctions. There is no Proceeding pending or, to Buyer’s Knowledge, Threatened against Buyer or to which Buyer is a party that will materially and adversely affect Buyer’s ability to consummate the transactions contemplated herein. Buyer is not subject to any order or injunction that will adversely affect Buyer’s ability to consummate the transactions contemplated herein.

4.4 Availability of Funds.

(a) As of the Closing and immediately after consummating the transactions contemplated by this Agreement, Buyer will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

(b) Buyer will have available cash and available borrowing capacity under committed borrowing facilities at Closing, that is sufficient to enable Buyer to consummate the transactions contemplated herein. Buyer’s obligations hereunder are not contingent upon procuring any financing.

4.5 Buyer’s Independent Investigation. Buyer has performed an independent investigation, examination, analysis and verification of the business, assets, liabilities, operations and financial condition of each Acquired Company, including Buyer’s own estimate of the value of the Shares. Buyer has had access to Seller’s and Acquired Companies’ representatives, facilities, assets, books and records, and other documents for such purpose. Buyer has performed the due diligence Buyer deems adequate relating to this Agreement and the transactions contemplated herein, including those described above. In connection with the foregoing, Buyer and its representatives have received certain estimates, budgets, forecasts, plans and financial projections (collectively, “Forward-Looking Statements”). There are uncertainties inherent in the Forward-Looking Statements, and Buyer is familiar with such uncertainties. Buyer is taking full responsibility for making its own evaluation of, and hereby assumes all risks regarding, the adequacy and accuracy of all Forward-Looking Statements (including the reasonableness of the assumptions underlying the Forward-Looking Statements). None of Seller, any Acquired Company, or any other Person has made any representation or warranty to Buyer as to Seller, any Acquired Company, or this Agreement except as expressly set forth in this Agreement.

4.6 Brokers. Buyer has no obligation to any broker, finder or similar intermediary regarding the sale and purchase of the Shares hereunder that would cause Seller to become obligated for payment of any fee or expense with respect to such transactions.

ARTICLE 5 — CERTAIN COVENANTS

5.1 Certain Actions to Close Transactions. Subject to the terms of this Agreement, each Party will use its commercially reasonable efforts (except, where this Agreement specifically identifies a different efforts standard, such other standard shall apply) to fulfill, and to cause to be satisfied, the conditions in Article 7 (but with no obligation to waive any such condition) and to consummate and effect the transactions contemplated herein, including to cooperate with and assist each other in all reasonable respects in connection with the foregoing.

5.2 Pre-Closing Conduct of Business.

(a) Certain Required Actions. Except as expressly contemplated herein (including in Section 5.2(b)) or as otherwise consented to in writing by Buyer (which consent will not be unreasonably withheld), from the execution and delivery of this Agreement through Closing, Seller will cause each Acquired Company to conduct the business of such Acquired Company in its Ordinary Course of Business, except that Seller will cause each Acquired Company not to do any of the following:

(1) (A) issue or otherwise allow to become outstanding or acquired or pledged or otherwise encumber any equity interest or other security of an Acquired Company or right (including any option, warrant, put or call) to any such equity interest or other security, (B) split, combine or reclassify any of its equity interests or issue or authorize the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or make any other change to its capital structure or (C) purchase, redeem or otherwise acquire any equity interest or any other security of such Acquired Company or of any other Acquired Company or any right, warrant or option to acquire any such equity interest or other security;

(2) (A) except for sales of inventory in its Ordinary Course of Business, make any sale, lease to any other Person, license to any other Person or other disposition of any asset that is material to the Business, (B) unless otherwise required by any Real Property Lease, make any capital expenditure or purchase or otherwise acquire any material asset (other than purchases of inventory in its Ordinary Course of Business and other than capital expenditures that do not exceed the current business plan and annual budget), lease any real property from any other Person or lease any tangible personal property from any other Person, except leases of tangible personal property in its Ordinary Course of Business, (C) acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person or division thereof, or (D) adopt a plan of liquidation, dissolution, merger, consolidation, statutory share exchange, restructuring, recapitalization or reorganization;

(3) grant or have come into existence any material Encumbrance on any asset, other than (A) with respect to a Major Contract listed in Schedule 3.8(a) (or a Contract not required to be disclosed in Schedule 3.8(a) to avoid a breach of Section 3.8), or (B) a Permitted Encumbrance;

(4) (A) become a guarantor with respect to any obligation of any other Person, other than any other Acquired Company, (B) assume or otherwise become obligated for any obligation of any other Person for borrowed money, other than any other Acquired Company, or (C) agree to maintain the financial condition of any other Person, other than any other Acquired Company;

(5) incur any Indebtedness for borrowed money (except that, for the avoidance of doubt, the need to have or put in place, or collateralize, any letter of credit is not itself considered indebtedness for borrowed money under this clause nor is the extension of credit to customers in the Ordinary Course of Business), other than Indebtedness to any other Acquired Company, that will not be satisfied at or before Closing or make any loan, advance or capital contribution to any other Person, other than any other Acquired Company, other than a transaction that will be satisfied or otherwise completed at or before Closing;

(6) terminate or amend in any respect that is material to any Acquired Company any Major Contract (except in connection with the discharge of Indebtedness);

(7) fail to prepare and timely file all Tax Returns with respect to such Acquired Company required to be filed during such period or timely pay any Taxes, or timely withhold and remit any employment Taxes, with respect to such Acquired Company;

(8) make or revoke any election with regard to Taxes, file any amended Tax Returns, or settle any Tax Proceeding if such election, amended Tax Return or settlement would have the effect of increasing the Tax liability of an Acquired Company for any Tax period ending after the Closing Date or decreasing any Tax attribute of an Acquired Company existing on the Closing Date;

(9) (A) adopt or change any material accounting method or principle used by such Acquired Company, except as required under GAAP or the Code or (B) change any annual accounting period;

(10) except as required by Applicable Law or the terms of any existing Company Plan, (A) adopt, enter into, amend or terminate any Company Plan (or employee benefit plan that would be a Company Plan if in effect as of the date hereof), (B) enter into or amend any employment arrangement or relationship with any new or existing employee that had or will have the legal effect of any relationship other than at-will employment or employment subject to termination upon not more than 90 days’ notice by any Acquired Company without any obligation of any Acquired Company, except any obligation with respect to any event before the termination thereof, (C) increase any compensation or fringe benefit of any current or former director, officer or management-level employee or pay any benefit to any current or former director, officer or management-level employee, other than pursuant to a then-existing Company Plan and in amounts consistent with past practice, (D) grant any award to any director, officer or management-level employee under any bonus, incentive, performance or other Company Plan (including the removal of any existing restriction in any Company Plan or award made thereunder), other than bonuses approved and accrued for in fiscal year 2017 (as disclosed on Schedule 5.2(a)(10)), (E) hire or terminate (other than for cause) any executive officer or any employee whose total base salary is or would exceed $100,000, or (F) enter into or amend any collective bargaining or similar agreement;

(11) except as set forth on Schedule 5.2(a)(11), enter into, amend, modify, terminate or waive in any material respect or extend or renew any Real Property Lease;

(12) acquire any interest in real property;

(13) depart from or materially reduce the capital expenditure foreseen in the current business plan and annual budget;

(14) amend or change, or authorize any amendment or change to, any of its Organizational Documents; or

(15) enter into any Contract to do any of the foregoing.

(b) Certain Permitted Actions. Notwithstanding Section 5.2(a), this Agreement will not prevent or otherwise restrict Seller or any Acquired Company from doing, or causing any Acquired Company to make any dividend or other distribution of cash or cash equivalents, including any sweep of cash from any account of any Acquired Company at any time before the Effective Time.

(c)	Cooperation Undertakings:

(1) Financing: Seller shall, and shall cause the Acquired Companies to, reasonably cooperate with Buyer and its professional advisors in connection with the obtaining by Buyer of borrowing facilities to complete this Agreement as may be reasonably requested by Buyer, provided that (i) each prospective lender shall be bound by a non-disclosure agreement on terms reasonably acceptable to Seller, which shall include an acknowledgement that confidential information concerning Seller and the Acquired Companies may include material, non-public information concerning Seller and the Acquired Companies and that United States securities laws prohibit any person who has received material, non-public information concerning Seller or the Acquired Companies from purchasing or selling securities of Seller or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, (ii) such requested cooperation shall not interfere with or disrupt the ongoing operations of Seller and the Acquired Companies, and (iii) neither Seller nor (prior to the Closing) the Acquired Companies shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Buyer in connection with those borrowing facilities. Buyer shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out of pocket costs incurred by Seller or any of its Affiliates in connection with such cooperation and shall indemnify, defend and hold harmless Seller and its Affiliates for and against any and all Losses suffered or incurred by them in connection with the arrangement of such borrowing facilities and any information utilized in connection therewith, including the breach by any potential lender of a non-disclosure agreement entered into pursuant (i) above.

(2) Consents: Seller shall, and shall cause the Acquired Companies to, and Buyer shall, cooperate and use their respective commercially reasonable efforts to obtain the Consents referred to in Schedule 3.3(c); provided, however, that neither Party is required to make any payment to any other Person regarding such Consent (other than reasonable fees of such Party’s legal counsel in connection therewith or as required by the applicable agreement).

(3) Sale process: From the date of this Agreement until the Closing Date, Seller shall, and shall cause the Acquired Companies to, reasonably cooperate with Buyer and its professional advisors, and except as set forth herein, provide all information reasonably requested by Buyer and its professional advisors, in the context of the ongoing auction process for the sale of Buyer, provided that (i) no non-public information regarding Seller or the Acquired Companies shall be disclosed to any prospective purchaser of Buyer (x) in the case of any prospective purchaser that is a competitor of the Acquired Companies, without the prior written consent of Seller (which consent may be withheld or limit the nature and quantum of information to exclude all information that Seller deems to be competitively sensitive), and (y) unless such prospective purchaser of Buyer has entered into a non-disclosure agreement directly with Seller, which shall include an acknowledgement that confidential information concerning Seller and the Acquired Companies may include material, non-public information concerning Seller and the Acquired Companies and that United States securities laws prohibit any person who has received material, non-public information concerning Seller or the Acquired Companies from purchasing or selling securities of Seller or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, (ii) such requested cooperation shall not interfere with or disrupt the ongoing operations of Seller and the Acquired Companies, and (iii) the foregoing shall not require Seller or any Acquired Company to permit any inspection, or to disclose any information, that in its reasonable judgment is reasonably likely to (x) result in the waiver of any attorney-client privilege or the violation of any Applicable Law or (y) violate any of their obligations with respect to confidentiality (whether pursuant to any Contract or otherwise). Buyer shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out of pocket costs incurred by Seller or any of its Affiliates in connection with such cooperation and shall indemnify, defend and hold harmless Seller and its Affiliates for and against any and all Losses suffered or incurred by them in connection with Buyer’s sale process and any information utilized in connection therewith. From the date of this Agreement until the Closing Date, Buyer will keep Seller informed on the status of each key deadline in Buyer’s sale process and will notify Seller of any material developments relating to the sale process.

(4) Separation: Schedule 5.2(c)(4) sets forth the list of agreements entered into between Seller (or jointly by Seller and an Acquired Company) and third parties and from which the Acquired Companies or Seller benefit or under which the Acquired Companies have obligations. Prior to Closing, Seller shall, and shall cause the Acquired Companies to, and Buyer shall, cooperate and use their respective commercially reasonable efforts to assign, amend or replace the agreements listed in Schedule 5.2(c)(4) in order to release the Acquired Companies from any such agreements that impose obligations upon them related to Seller, to assign them to the Acquired Companies or Seller, as the case may be, or to enter into new agreements with the relevant third parties on substantially similar terms that provide the Acquired Companies or Sellers, as the case may be, the rights from which they now benefit, and to release Seller from post-closing obligations relating to the Acquired Companies. Neither Party is required to make any payment to any other Person regarding such agreements (other than reasonable fees of such Party’s legal counsel in connection therewith or as required by the applicable agreement).

(5) IT: Between the date hereof and the Closing, Seller and Buyer will cooperate on the IT matters set forth on Schedule 5.2(c)(5).

5.3 Access to Information.

(a) Pre-Closing Access for Buyer. From the date hereof through Closing, subject to the Confidentiality Agreement and Seller’s reasonable confidentiality precautions, including those based on the confidential nature of this Agreement and the transactions contemplated herein, Seller shall (i) provide or cause the Acquired Companies to provide Buyer copies of monthly financial reports of the Acquired Companies, (ii) instruct the management of Seller to provide Buyer with updates regarding any material changes in terms of business with any material product suppliers and/or providers of credit, and any material litigation that may arise in the Business, and (iii) cause Buyer and Buyer’s representatives to have reasonable access during normal business hours and upon reasonable notice from Buyer, to the facilities, books and records, as well as to the management team and officers of each Acquired Company for the opportunity to prepare for Closing and identify actions that will be necessary or desirable to transition ownership of the Acquired Companies to Buyer. Buyer and Buyer’s representatives will conduct such investigation in a manner that does not unreasonably interfere with the operations of Seller or any Acquired Company, will not have access to any personnel without the written consent of Seller (which consent will not be unreasonably withheld) and will not have access to any business of Seller other than the Business.

(b) Contacts with Employees, Customers, Landlords and Suppliers. Neither Buyer nor any of its representatives shall contact, or have discussions with, any of Seller’s or any of the Acquired Companies employees, customers or landlords regarding the transactions contemplated by this Agreement or regarding Seller without the written consent of Seller (or, in the case of landlords, except together with Seller). In relation to lenders, Buyer will limit the communication to its own financing of the transactions contemplated in this Agreement. The Parties shall consult with one another regarding the communications plan (including content and medium) by which employees, customers, lenders, landlords, suppliers and other Persons having business dealings with the Acquired Companies will be informed of the transactions contemplated by this Agreement, and a representative of Buyer shall have the right to be present for any such communication with employees or landlords. In relation to suppliers, (i) Buyer will inform Seller of any planned discussions it will have with the suppliers of the Acquired Companies and of the key points it intends to discuss with respect to the Acquired Companies, (ii) Buyer will make clear to all such discussions with suppliers that until the Closing Buyer cannot make any final decisions with regards to the future plans for the Acquired Companies, (iii) Buyer and Seller may mutually agree that Albert J. Rahm II participate in these meetings when sensible and logistically possible, and (iv) Buyer will provide Seller with a written summary of the content of any material meetings with suppliers if a representative of Seller does not participate.

(c) Post-Closing Access for Seller. Throughout the seven-year period after Closing, subject to Buyer’s reasonable confidentiality precautions, Buyer will, during normal business hours and upon reasonable notice from Seller: (1) cause Seller and Seller’s representatives to have reasonable access to the books and records (including financial and Tax records, Tax Returns, files, papers and related items) of each Acquired Company, and to the personnel responsible for preparing and maintaining such books and records, in each case to the extent necessary or reasonably desirable to (A) defend or pursue any Proceeding, (B) defend or pursue indemnification matters hereunder, including Third Party Claims, (C) prepare or audit financial statements, (D) prepare or file Tax Returns or (E) address other Tax, accounting, financial, regulatory, or legal matters or respond to any investigation or other inquiry by or under the control of any Governmental Authority; and (2) permit Seller and Seller’s representatives to make copies of such books and records for the foregoing purposes; provided, however, that all such activities described in the foregoing (1) and (2) are to be conducted by Seller during normal business hours and at Seller’s sole expense. Any information obtained under this Section 5.3(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Proceeding.

5.4 Further Assurances. If after Closing any further action is necessary, proper or desirable to carry out any purpose of this Agreement, then each Party will take such further action (including the execution and delivery of further documents) as the other Party reasonably requests to carry out such purpose. The foregoing will be at the expense of such requesting Party, except to the extent such requesting Party is entitled to indemnification therefor or to the extent this Agreement otherwise allocates such expense to any other Party.

5.5 Confidentiality and Publicity.

(a) Confidentiality Agreement. Subject to the other terms of this Section 5.5, the Confidentiality Agreement between Aurum Holdings Ltd. and Seller, dated March 24, 2017 (the “Confidentiality Agreement”), will remain in full force and effect pursuant to its terms.

(b) Publicity. No public release or announcement concerning the transactions contemplated by this Agreement or the Transaction Documents will be issued by any Party without the prior consent of the other Party, except as such release or announcement may be required by Applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the Party required to make the release or announcement will allow the other Party three (3) Business Days to comment on such release or announcement in advance of issuance; provided, however, that each of the Parties may make internal announcements to their respective employees and representatives that are consistent with the Parties’ prior public disclosures regarding the transactions contemplated by this Agreement and the Transaction Documents. Buyer acknowledges that Seller will be required to file a Current Report on Form 6-K that announces the execution and delivery of this Agreement as well as a Current Report on Form 6-K that announces the Closing of the transaction.

5.6 Employee Matters.

(a) Employee Benefits. Following the Closing Buyer will, or will cause one or more of the Acquired Companies to, continue the employment of each employee who is employed by an Acquired Company on the Closing Date (each, a “Continuing Employee”), and for a period of at least one year thereafter will provide to the Continuing Employees compensation and bonus opportunities and employee benefits (excluding equity-based benefits, change in control or similar benefits, and defined benefit pension plans, and benefits under Company Plans that are not sponsored by an Acquired Company) that, in the aggregate, are at least as favorable to the Continuing Employee (and, with respect to benefits, such Continuing Employee’s dependents) as the more favorable of the compensation and employee benefits received by (1) other comparable U.S. employees (and, with respect to benefits, such employees’ dependents) of Buyer or (2) the Continuing Employee (and, with respect to benefits, such Continuing Employee’s dependents) from the Acquired Companies as of immediately before Closing. Without limiting any obligation hereunder or any obligation already existing, for purposes of eligibility, vesting and entitlement to vacation, sick leave, paid time off and similar benefits, Buyer will cause the Continuing Employees to be given or retain (as applicable) full credit under the employee benefits of Buyer or any applicable Acquired Company after Closing for such Continuing Employees’ service with Seller and its Affiliates (including any Acquired Company) before Closing (including the full carryover to such benefits or retention, as applicable, of any earned, but unused, vacation, sick leave, or paid time off or pay with respect to the foregoing), except to the extent such credit would result in the duplication of benefits for the same period of service. Buyer shall use commercially reasonable efforts to cause third-party insurance carriers to allow the Continuing Employees to participate in such employee benefits without regard to preexisting conditions, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such individual by, or which were otherwise satisfied under, the applicable Company Plans before Closing. To the extent that Buyer modifies any coverage or benefit plans under which the Continuing Employees participate, Buyer shall use commercially reasonable efforts to cause third-party insurance carriers to give such employees credit under the new coverages or benefit plans for deductibles, co-insurance, and out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs. Notwithstanding the foregoing, to the extent permitted under Applicable Law, nothing herein shall require Buyer to provide credit for service for benefit accrual purposes under any defined benefit pension plan or retiree health plan.

(b) Certain COBRA Obligations. At all times from and after Closing, solely to the extent required by COBRA, Buyer will, or will cause the Acquired Companies to, make available all COBRA Coverage, with respect to current or former employees of any Acquired Company or their dependents.

(c) No Amendment of Benefits nor Third-Party Beneficiary. Without limiting Section 9.4, (1) no Company Plan, or other employee benefit is or will be deemed to be created or amended by any term hereof, (2) no Person, including any employee (or dependent thereof) of any Acquired Company, is a third party beneficiary of any term of this Section 5.6 or entitled to enforce its terms and (3) nothing in this Section 5.6 shall limit the right of Buyer or any of the Acquired Companies to amend, terminate or otherwise modify any Company Plan, or terminate the employment or engagement of any employee, officer, director or consultant of Buyer or any Acquired Company at any time and for any reason.

(d) Obligations Under Seller’s Long-Term Incentive Plans. Buyer shall not adopt or assume any long-term incentive plan sponsored by Seller, or any awards issued thereunder to any Continuing Employee. Seller shall remain liable for any and all obligations or liabilities arising from the acceleration, expiration, termination or modification of any award under Seller’s long-term incentive plans.

5.7 Exculpation and Indemnification of Directors and Officers. Throughout the six-year period after the Closing Date, Buyer will not amend, repeal or modify of any provision in any Organizational Document of any Acquired Company relating to exculpation or indemnification for pre-Effective Time acts or omissions of its officers and directors holding office before the Effective Time in a manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Closing Date covered as an indemnitee under any such exculpation or indemnification provisions (except to the extent required by Applicable Law), it being the intent of the Parties that such officers and directors will continue to be entitled to such exculpation and indemnification for such acts or omissions to the greatest extent permitted under Applicable Law. Throughout the six-year period after Closing, at Buyer’s expense, Buyer will maintain (or cause to be maintained) in effect directors’ and officers’ liability insurance covering acts or omissions occurring before the Effective Time of such officers and directors on terms no less favorable than those of the current directors’ and officers’ liability insurance maintained by the Acquired Companies. Buyer’s obligations under this Section will not be terminated or modified in a manner that adversely affects any Person to whom this Section relates with respect to pre-Effective Time acts or omissions without the consent of such affected Person (it being expressly agreed that each such Person to whom this Section relates will be a third party beneficiary of this Section).

5.8 Certain Tax Matters.

(a) Payment of Taxes. Seller will satisfy (or cause to be satisfied) in full when due all Taxes with respect to any Acquired Company with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, Taxes attributable to the Pre-Closing Straddle Period, as defined in Section 5.8(e)) to the extent not reflected in the Closing Statement as Transferred Indebtedness (all of such Taxes being the “Pre-Closing Taxes”). Buyer will satisfy (or cause to be satisfied) in full when due all other Taxes of any Acquired Company. If Buyer is required under Section 5.8(b) to file a Tax Return that involves Pre-Closing Taxes, then no later than 10 Business Days before the filing of any such Tax Return, Seller will pay to Buyer an amount equal to the amount of such Pre-Closing Taxes shown as due on such Tax Return for which Seller is obligated with respect to such Tax Return (but subject to Buyer having provided Seller with reasonable advance notice of such requirement and a reasonable opportunity to confirm such obligation exists). Notwithstanding the foregoing, in no case will Seller be liable for any such Tax to the extent attributable to any action not in the Ordinary Course of Business of the applicable Acquired Company that is taken by Buyer or any Acquired Company after the Effective Time and that is not otherwise contemplated by this Agreement. For the avoidance of doubt, Seller will not be responsible for and will have no obligation to pay to Buyer or any Acquired Company any amount under this Section 5.8(a) with respect to any Taxes other than Pre-Closing Taxes.

(b) Filing Responsibility. Seller will prepare and timely file (or cause to be prepared and timely filed) all (1) Tax Returns of any Acquired Company required to be filed on or before the Closing Date (after taking into account extensions therefor) and (2) all Tax Returns that included any Acquired Company for any Tax period that ends on or before the Closing Date. Buyer will prepare and timely file (or cause to be prepared and timely filed) all other Tax Returns of any Acquired Company. If any Tax Return (whether original or amended) prepared (or caused to be prepared) by Buyer relates to any Pre-Closing Tax Period or if any such Tax Return (whether original or amended) prepared (or caused to be prepared) by Seller relates to any period that is not a Pre-Closing Tax Period, then such Tax Return will be prepared in accordance with the past practice of such Acquired Company (except to the extent otherwise required by Applicable Law) and the preparing Party will give to the other Party a copy of such Tax Return as soon as practicable after the preparation, but before the filing, thereof for such other Party’s review and comment. Such preparing Party will make any changes to such Tax Return that are reasonably requested, so long as consistent with this Agreement.

(c) Cooperation. Each Party will, and each Party will cause its applicable Affiliates to, cooperate in all reasonable respects with respect to Tax matters and provide one another with such information as is reasonably requested to enable the requesting Party to complete and file all Tax Returns it may be required to file (or cause to be filed) with respect to any Acquired Company to respond to Tax audits, inquiries or other Tax Proceedings and to otherwise satisfy Tax requirements. Such cooperation also will include promptly forwarding copies (to the extent related thereto) of (1) relevant Tax notices, forms or other communications received from or sent to any Governmental Authority (whether or not requested) and (2) reasonably requested copies of all relevant Tax Returns together with accompanying schedules and related workpapers, documents relating to rulings, audits or other Tax determinations by any Governmental Authority and records concerning the ownership and Tax basis of property. Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) Refunds for Seller’s Benefit; Carrybacks. Seller will be entitled to any Tax refunds or Tax credits (or reductions in Tax liability) actually received by the Acquired Companies prior to the third anniversary of the Closing Date, including any interest paid therewith, with respect to Taxes paid by any Acquired Company with respect to any Pre-Closing Tax Period, including the use of any net operating losses. Buyer agrees to cooperate, and to cause the Acquired Companies to cooperate, with Seller in obtaining all Tax refunds or Tax credits (or reduction in Tax liability) with respect to any Pre-Closing Tax Period and to promptly pay or cause the Acquired Companies to pay such amounts to Seller after receipt of such amounts. Refunds or credits for a Straddle Period will be allocated consistent with the allocations in Section 5.8(e). Neither Buyer nor any Acquired Company may carry-back any Tax attribute, including a net operating loss, to any Pre-Closing Tax Period.

(e) Straddle Periods. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of any Acquired Company that is attributable to any Straddle Period will be apportioned between the portion of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period in accordance with this Section 5.8(e). The portion of such Tax attributable to the Pre-Closing Straddle Period will (1) in the case of any Tax other than Income Taxes, sales or use Taxes, value-added Taxes, employment Taxes or similar withholding Taxes, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (2) in the case of any Income Taxes, sales or use Taxes, value-added Taxes, employment Taxes or withholding Taxes, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period will be determined based on the foregoing and based on the manner in which the actual Tax liability for the entire Straddle Period is determined.

(f) Amendments. Buyer will not amend, and will not permit the Acquired Companies to amend, any Tax Return or election made in connection therewith for any Tax period or portion thereof beginning on or before the Closing Date without the prior written consent of Seller (which consent may not be unreasonably withheld, delayed or conditioned) unless required to do so by Applicable Law or a Governmental Authority.

(g) Transfer Taxes. Notwithstanding Section 5.8(a), all Transfer Taxes shall be borne 50% by Seller and 50% by Buyer, and Seller and Buyer will cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of Applicable Law relating thereto.

(h) Tax-Sharing Agreements. Seller will terminate (or partially terminate, as applicable) all Tax-sharing agreements and similar arrangements between any Acquired Company, on the one hand, and any Affiliate of Seller (other than another Acquired Company), on the other hand, before or as of the Closing Date, such that there is no further liability thereunder.

5.9 Intercompany Accounts. Seller will cause all intercompany accounts in effect immediately before the Effective Time between any Acquired Company, on the one hand, and Seller, on the other hand, to be paid in full at or before Closing, other than with respect to products or services provided or received on arms’ length terms.

5.10 Guaranty Arrangements. Buyer will use commercially reasonable efforts (before and after Closing) to cause (a) Seller and each of its Affiliates (other than an Acquired Company) promptly to be unconditionally released from each (if any) guaranty and other obligation to ensure the payment by or performance of any Acquired Company made or given by Seller or such Affiliate (as applicable) or (b) with respect to any third party regarding which actions under clause (a) do not result in such a release, Buyer or one or more of its Affiliates promptly to be substituted for Seller or such Affiliate of Seller (as applicable) as guarantor or obligor (as applicable) under any such guaranty or other such obligation so that Seller and such Affiliate have no obligation thereunder after the Effective Time.

5.11 Employee Credit Cards. Each Party acknowledges that various employees of one or more of the Acquired Companies were provided with and use credit cards for which Seller or any of its Affiliates (that is not an Acquired Company) is directly or indirectly obligated for the related charges, costs or expenses. Within 10 Business Days prior to Closing, Seller will provide Buyer with a list of employees holding such credit cards. At or prior to Closing, Seller will cause each such credit card to be terminated. At Closing, Buyer will provide substitute credit cards to those employees it deems necessary or appropriate.

5.12 Payment of Indebtedness. Other than any Indebtedness as set forth in, and the subject of, Section 5.9, Seller shall cause the Acquired Companies to (a) repay, redeem, defease, satisfy and/or discharge in full on or prior to the Closing any and all Indebtedness (other than Transferred Indebtedness) of such Acquired Company, and (b) with respect to any Indebtedness of Seller or of third parties secured by Encumbrances (other than Permitted Encumbrances) on property owned or acquired by any such Acquired Company, cause such Encumbrances (other than Permitted Encumbrances) to be fully released.

5.13 Post-Closing Claims under Insurance Policies.

(a) Notwithstanding the purchase of the Shares by Buyer, Seller hereby expressly excludes, and does not assign to Buyer, any insurance policies existing as of and prior to the Closing of any Acquired Company or any of their respective Affiliates, which relate to, cover or insure any Acquired Company or any of their respective Affiliates for events occurring as of or prior to the Closing for Loss arising from the Business (collectively, “Pre-Closing Insurance Policies”), regardless of whether such right or benefit arises by statute, agreement or operation of Applicable Law, including defense and indemnity benefits attributable to or arising from or under such Pre-Closing Insurance Policies. Buyer, on behalf of itself and, as of and from the Closing, the Acquired Companies, agrees that, from and after the Closing, it shall be responsible for obtaining any insurance policies which relate to, cover or insure any Acquired Company or any of their respective Affiliates for events occurring from and after the Closing for Loss arising from the Business.

(b) Notwithstanding the foregoing, Seller shall cause any carriers who have underwritten the Pre-Closing Insurance Policies to continue to make coverage available to Acquired Companies following the Closing for claims arising out of occurrences prior to the Closing to the extent such claims are covered prior to the Closing Date under the policy expiring on April 1, 2018. Seller shall not be required to pay any additional premiums to continue such policies beyond the current policy period (which expires on April 1, 2018) but shall not release, commute, buy-back or otherwise eliminate the coverage available to Acquired Companies under any such insurance policies for the term of the current policy. Seller shall not have an obligation to renew or extend any existing policies that terminate by their terms after Closing.

(c) Seller acknowledges the right of Buyer for access to the benefit of such insurance for such pre-Closing occurrences (the “Pre-Closing Insurance Claims”). Following the Closing, Seller shall cooperate with and assist Buyer in issuing notices of claims under such insurance policies, presenting such claims for payment and collecting insurance proceeds related hereto for the benefit of Buyer. Buyer shall reasonably cooperate with Seller or its Affiliates or the applicable insurer in the investigation, contesting, defense or settlement of such Pre-Closing Insurance Claims. For the avoidance of doubt, (x) any Losses involving or related to Pre-Closing Insurance Claims that are in excess of insurance coverage therefor (net of any retention amounts, recovery costs, increases in premium and related deductible payable by Seller or its Affiliates in connection therewith) under applicable Pre-Closing Insurance Policies shall not be the responsibility of Seller or its Affiliates, (y) Seller or its Affiliates shall have the right, subject to the terms and provisions of the applicable Pre-Closing Insurance Policy, to investigate, contest, assume the defense of or settle any Pre-Closing Insurance Claim; and (z) any amounts paid by an insurer and/or received by Buyer pursuant to this Section 5.13(c) shall not constitute indemnifiable Losses under Article 8, and Buyer shall have no right to indemnification under Article 8 with respect to any such amounts. Furthermore, to the extent any Pre-Closing Insurance Claim has been brought under a Pre-Closing Insurance Policy by Seller or its Affiliates, Buyer shall, and shall cause its Affiliates (including the Acquired Companies) to, from and after the Closing, cooperate with Seller or such Affiliate in the investigation, contesting, defense or settlement of any such Pre-Closing Insurance Claim.

5.14 Noncompetition and Nonsolicitation.

(a) Noncompetition. During the Restricted Period, Seller, directly or indirectly, for itself, or on behalf of or in conjunction with any other Person whether as a shareholder, owner, partner, joint venturer, independent contractor, consultant or advisor, will not open or operate any retail jewelry stores that compete with the Business of the Company in the States of Florida and Georgia. Notwithstanding anything to the contrary in Section 5.14(a), nothing in these restrictive covenants shall prohibit, preclude or otherwise restrict Seller or its Affiliates from (i) designing, developing, selling, distributing, wholesaling, and/or manufacturing Seller’s or its Affiliates’ products anywhere in the world, (ii) engaging in e-commerce of Seller’s, its Affiliates’ or third party products anywhere in the world, (iii) the ownership of securities of Persons engaging in a competitive business that are listed on a national securities exchange or traded on the national over-the-counter market in an amount that shall not exceed five percent (5%) of the outstanding securities of any such publicly traded company, or (iv) acquiring a company or group of companies even if such company or group of companies may have direct or indirect ownership or participation in a Person that engages in a competitive business, provided that the portion that would otherwise contravene these restrictive covenants comprises less than fifty percent (50%) of that company’s or group’s revenue.

(b) Non-Solicitation of Employees. During the Restricted Period, Seller shall not employ or call upon for the purpose or with the intent of enticing or soliciting away from or out of the employ of Buyer or its Affiliates any person who is on the Closing Date an employee of any Acquired Company; provided that nothing in this Agreement shall limit the right of Seller or its Affiliates from hiring or employing any such person to the extent such person has ceased to be an employee of Buyer or one of its Affiliates for more than twelve (12) months. Seller or its Affiliates shall not be deemed to have solicited any Person in violation of this Section 5.14 solely as a result of making a general solicitation undertaken in the Ordinary Course of Business and not specifically targeting any person covered by this Section. Buyer acknowledges that Seller shall not be deemed to have violated this Section 5.14(b) unless the persons actively involved in the hiring, enticing or soliciting had actual knowledge of the obligations under this Section 5.14(b).

(c) Equitable Remedies. Because of the difficulty of measuring economic Losses to Buyer and its Affiliates as a result of a breach of the foregoing covenants in this Section 5.14, and because of the immediate and irreparable damage that could be caused to Buyer and its Affiliates for which it may have no other adequate remedy, Seller hereby agrees that in the event of breach or threatened breach by Seller, Buyer shall be entitled to specific performance and any other equitable remedies including injunctions and restraining orders, in addition to, but not in lieu of, any other available remedies (including monetary Losses).

5.15 Notice of Certain Matters. Seller and Buyer shall give prompt notice to the other of the occurrence of any event or the failure of any event to occur that might preclude or interfere with the timely satisfaction of any condition precedent to the obligations of Seller or Buyer under this Agreement. The giving of any notice under this Section 5.15 shall not limit or otherwise affect the remedies available to the Parties under this Agreement; provided, however, that any matter set forth in any written notice given under this Section 5.15 that would have been required to be set forth on Schedules 3.5(h), 3.6, 3.8(a), 3.10(a), 3.12, 3.13, 3.15(b), 3.19 as of the date hereof shall, automatically upon the giving of such written notice, be deemed to have been set forth on such respective Schedule.

5.16 Excluded Assets. From and after the Closing, if Buyer or its Affiliate receives or collects any funds relating to the Excluded Assets, Buyer or its Affiliate shall remit any such funds to Seller within five (5) Business Days after its receipt thereof. From and after the Closing, if Buyer or its Affiliate incurs any cost or expense relating to the Excluded Assets, Seller shall reimburse any such cost or expense to Buyer or its Affiliate within five (5) Business Days after receiving notice from Buyer or its Affiliate.

5.17 R&W Insurance Policy.

(a) The Parties acknowledge that, as of the date of this Agreement, Buyer has bound the R&W Insurance Policy, and that a true and correct copy of such R&W Insurance Policy has been provided to Seller. Buyer and its Affiliates (i) shall not, without the prior written consent of Seller, amend, waive or otherwise modify the R&W Insurance Policy in any manner adverse to Seller’s interest, and (ii) shall inform Seller promptly of any other amendments made to the R&W Insurance Policy.

(b) Seller shall pay, or cause to be paid, an amount equal to $202,925 and Buyer shall pay, or cause to be paid, an amount equal to $187,925, to the insurance carrier or broker (as applicable), with respect to the premium and related costs for the R&W Insurance Policy. Notwithstanding the foregoing, (1) if this Agreement is terminated pursuant to Sections 6.5(e), 6.5(f) or 6.5(g), Seller shall have no obligation to Buyer for any fees or costs relating to the R&W Insurance Policy, and (2) if this transaction does not close by the Outside Date for any other reason, Seller shall only be obligated to reimburse Buyer for fifty percent (50%) of the underwriting fee and the premium already paid by Buyer related to the R&W Insurance Policy up to $32,750.

ARTICLE 6 — CLOSING, CLOSING DELIVERIES, TERMINATION AND SPECIFIC PERFORMANCE

6.1 Closing. Subject to any earlier termination hereof, closing of the transactions contemplated herein (“Closing”) will take place (a) at the offices of Holland & Knight LLP in Fort Lauderdale, Florida, beginning at 10:00 a.m. local time at such offices on the date specified by Buyer by notice to Seller delivered at least ten (10) Business Days prior to the proposed date of Closing (and shall be deemed given on November 15, 2017 if not previously given), which in any case shall be: (i) not earlier than the third Business Day after the satisfaction or waiver of all such conditions to the obligations of the Parties set forth in Section 7.1 and Section 7.2 to consummate such transactions (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing), (ii) not earlier than Seller confirming to Buyer that it has arranged to refinance its existing credit facilities upon the Closing on terms and conditions reasonably satisfactory to it, and (iii) not later than the Outside Date, or (b) such other date, place or time as Buyer and Seller mutually determine (the actual date Closing occurs being the “Closing Date”). Closing will be effective as of 11:59 p.m. local time in Fort Lauderdale, Florida on the Closing Date (the “Effective Time”).

Notwithstanding the foregoing, by mutual agreement of the Parties, the Closing may take place by conference call, electronic mail and facsimile or portable document format with exchange of original signatures by overnight mail.

6.2 Closing Deliveries by Seller. At Closing, Seller will deliver, or cause to be delivered, to Buyer (or as Buyer otherwise directs), the following:

(a) all stock certificates representing the Shares, each duly endorsed in blank or accompanied by a stock power, dated the Closing Date and executed by Seller, in a form suitable for transferring the Shares to Buyer in the records of the Company;

(b) the written resignation (or documentation reasonably satisfactory to Buyer showing the removal) of each director and officer of each Acquired Company, with each such resignation (or removal) effective no later than the Effective Time;

(c) the Transition Services Agreement, dated the Closing Date and executed by Seller and the Company;

(d) the USA Authorized Dealer Agreement, dated the Closing Date and executed by Seller and the Company;

(e) the Services Agreement, dated the Closing Date and executed by Seller;

(f) the Inventory Purchase Agreement, dated the Closing Date and executed by Seller;

(g) a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code; and

(h) all other documents and items required by this Agreement to be delivered, or caused to be delivered, by Seller or any Acquired Company at Closing.

6.3 Closing Deliveries by Buyer. At Closing, Buyer will deliver, or cause to be delivered, to Seller (or as Seller otherwise directs), the following:

(a) payment of the Estimated Purchase Price, pursuant to Article 2; and

(b) all other documents and items required by this Agreement to be delivered, or caused to be delivered, by Buyer at Closing.

6.4 Other Closing Deliveries. At Closing, the Parties shall cause the Company (and, if applicable, Mayor’s Jewelers of Florida, Inc.) to execute and deliver to Buyer, the following:

(a) the Services Agreement, dated the Closing Date; and

(b) the Inventory Purchase Agreement, dated the Closing Date.

6.5 Termination of Agreement. The sole and exclusive rights to terminate this Agreement before Closing (and the Party that has any such right) are as follows:

(a) by mutual written consent of the Parties;

(b) by either Party, if Closing has not occurred on or before the Outside Date; provided that the consummation of the transactions contemplated hereunder is not then being prevented by the willful and material breach by the terminating party of any of the representations, warranties, covenants or agreements in this Agreement;

(c) by either Buyer or Seller if an order, decree, ruling, judgment or injunction has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable;

(d) by Buyer, if any condition in Section 7.1 becomes incapable of fulfillment by the Outside Date; provided that the consummation of the transactions contemplated hereunder is not then being prevented by the willful and material breach by Buyer of any of the representations, warranties, covenants or agreements in this Agreement;

(e) by Seller, if Buyer has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) has given rise to or would reasonably give rise to the failure of a condition set forth in Section 7.1 and (ii) either (A) cannot be cured or (B) has not been cured within the earlier of ten (10) days of written notice of such breach or the Outside Date; provided that the consummation of the transactions contemplated hereunder is not then being prevented by the willful and material breach by Seller of any of the representations, warranties, covenants or agreements in this Agreement;

(f) by Seller if (i) all of the conditions set forth in Section 7.1 have been satisfied (other than those conditions that by their nature would be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur or reasonable evidence that Seller has or had the then current ability to satisfy such conditions) and (ii) Buyer has not consummated the Closing as required pursuant to Section 6.1; provided that Seller shall have given Buyer two (2) days prior written notice of its intention to terminate this Agreement pursuant to this clause (f) and stating that Seller stands ready, willing and able to consummate the transactions contemplated hereby during such a period; or

(g) by Buyer, by notice to Seller of its abandonment of this Agreement, delivered on or before November 15, 2017.

A termination of this Agreement under any of the preceding clauses (b) through (f) will be effective three Business Days after the Party seeking termination gives to the other Party written notice of such termination and termination of this Agreement under the preceding clause (g) will only be effective upon Seller’s actual receipt of the Break-Up Fee. Notwithstanding any term in this Section 6.5, a Party will not have the right to terminate this Agreement (except by mutual written consent pursuant to Section 6.5(a)) if the failure to satisfy any condition to Closing or consummate the transactions contemplated herein results in any material respect from the breach or anticipated breach by such Party of any of its representations, warranties, covenants or agreements herein or in any Transaction Document of such Party. Upon termination of this Agreement by either Party, Buyer and Seller will promptly issue a mutually agreeable joint press release announcing the termination of the Agreement.

6.6 Effect of Termination. If this Agreement is terminated pursuant to Section 6.5, then this Agreement will be of no further force or effect, except for the terms of Sections 5.2(c)(1) and Section 5.2(c)(2) (entitled, “Cooperation Undertakings”) (relating solely to Buyer’s indemnification obligations to Seller under such sections), Section 5.5 (entitled, “Confidentiality and Publicity”), Section 6.7 (entitled “Break-Up Fee”), Section 9.2 (entitled, “Expenses”), Section 9.5 (entitled, “Governing Law”), Section 9.6 (entitled, “Jurisdiction, Venue and Waiver of Jury Trial”), and this Section 6.6 which shall survive the termination of this Agreement. Upon any termination pursuant to Section 6.5, no Party will have any further liability or other obligation hereunder or in connection herewith, except pursuant to a Section listed in the immediately preceding sentence or for any (a) intentional fraud, or (b) willful or intentional breach by such Party. For the avoidance of doubt, any breach of this Agreement by Buyer for failing to pay the purchase price will be deemed an intentional breach by Buyer.

6.7 Break-Up Fee.

(a) If this Agreement is terminated (i) by Seller pursuant to Section 6.5(e) or Section 6.5(f), or (ii) by Buyer pursuant to Section 6.5(g), Buyer shall pay Seller the Break-Up Fee by wire transfer of immediately available funds to an account designated by Seller, within three (3) Business Days of the date of termination of this Agreement (if so terminated by Seller) or prior to or contemporaneously with the termination of this Agreement (if so terminated by Buyer) provided the termination shall not be effective unless Seller has received the Break-Up Fee.

(b) Buyer and Seller hereby acknowledge that the obligation to deliver the Break-Up Fee (to the extent due hereunder) shall survive the termination of this Agreement and shall be paid pursuant to the terms herein.

(c) Each of the Parties hereto acknowledges and agrees that in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement by Seller in circumstances where the Break-Up Fee is required to be paid pursuant to this Section 6.7, the right to the Break-Up Fee constitutes a reasonable estimate of the Losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).

(d) The Parties hereunder acknowledge that the agreements contained in this Section 6.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither of the Parties hereto would enter into this Agreement. For the avoidance of doubt, subject to the terms and conditions set forth herein, upon payment of the Break-Up Fee, Buyer shall have no further liability under or in respect of this Agreement or any Transaction Document.

6.8 Specific Performance. Each Party acknowledges and agrees that (1) this Section 6.8 is reasonable and necessary to ensure that each Party receives the expected benefits of the sale and purchase of the Shares, (2) each Party would have refused to enter into this Agreement in the absence of this Section 6.8, (3) the other Party may be damaged irreparably if this Agreement is not performed in accordance with its terms or otherwise is breached and (4) in such case monetary damages alone may not be an adequate remedy and there may not be an adequate remedy at law. Therefore, a Party (in addition to all other remedies it may have and notwithstanding Section 8.3(d)) will be entitled to seek an injunction and other equitable relief to prevent breaches or threatened breaches hereof and to enforce specifically the terms of this Agreement and shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to complete the Closing) in accordance with its terms and conditions or otherwise breach such provisions. Each of the Parties agrees that unless this Agreement has been validly terminated in accordance with Sections 6.5(e), 6.5(f), or 6.5(g), it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) the other Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties further agree that (i) by seeking the remedies provided for in this Section 6.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages or in the event that the remedies provided for in this Section 6.8 are not available or otherwise are not granted and (ii) nothing contained in this Section 6.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 6.8 before exercising any termination right under Section 6.5 (and, in the case of Seller, seeking payment of the Break-Up Fee in connection with such termination, if owed) nor shall the commencement of any action pursuant to this Section 6.8 or anything contained in this Section 6.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 6.5 or pursue any other remedies under this Agreement that may be available then or thereafter.

For the avoidance of doubt and notwithstanding anything to the contrary herein, the foregoing is without prejudice to Section 6.7.

ARTICLE 7 — CONDITIONS TO OBLIGATIONS TO CLOSE

7.1 Conditions to Obligation of Buyer to Close. The obligation of Buyer to effect the closing of the transactions contemplated herein is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Buyer, in Buyer’s sole discretion:

(a) Accuracy of Representations and Warranties. Each representation and warranty of Seller in Article 3 is true and correct as of the Closing Date as if made on the Closing Date (or, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date), except for any inaccuracy in any representation or warranty that, individually or in the aggregate with any other such inaccuracy, has not had a Material Adverse Effect on the Acquired Companies and does not materially and adversely affect Seller’s ability to consummate the transactions contemplated herein.

(b) Observance and Performance. Seller performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed and complied with by Seller on or before the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there will not have been any Material Adverse Effect on the Acquired Companies.

(d) Officer’s Certificate. Seller delivered to Buyer a certificate of Seller from a duly authorized officer of Seller, dated the Closing Date and executed by such officer, certifying the items in Sections 7.1(a), 7.1(b) and 7.1(c), (subject to the survival period for representations and warranties in Section 8.4(a)).

(e) No Legal Actions. No Governmental Authority of competent jurisdiction will have instituted any Proceeding to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated herein that has not been dismissed or otherwise resolved in a manner that does not materially and adversely affect the transactions contemplated herein and no injunction, order or decree of any Governmental Authority will be in effect that restrains or prohibits the purchase or sale of the Shares or the consummation of the other transactions contemplated herein.

(f) Third Party Consents. Consents set forth on Schedule 7.1(f) shall have been received.

(g) Delivery of Other Items. Seller will have delivered (or caused to be delivered) to Buyer each of the other items contemplated to be so delivered by this Agreement, including each item listed in Section 6.2.

If any of the foregoing conditions to Closing is not satisfied at or before Closing and Buyer, if having Knowledge of such failure, elects to consummate the transactions contemplated herein despite such failure, then Buyer will be deemed to have waived any and all claims for Losses arising out of, relating to or resulting from such failure and Buyer will have no right to be indemnified therefor.

7.2 Conditions to Obligation of Seller to Close. The obligation of Seller to effect the closing of the transactions contemplated herein is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Seller, in Seller’s sole discretion:

(a) Accuracy of Representations and Warranties. Each representation and warranty of Buyer in Article 4 is true and correct as of the Closing Date as if made on the Closing Date (or, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date), except for any inaccuracy in any representation or warranty that, individually or in the aggregate with any other such inaccuracy, does not materially and adversely affect Buyer’s ability to consummate the transactions contemplated herein.

(b) Observance and Performance. Buyer performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed and complied with by Buyer on or before the Closing Date.

(c) Officer’s Certificate. Buyer delivered to Seller a certificate of Buyer from a duly authorized officer of Buyer, dated the Closing Date and executed by such officer, certifying the items in Sections 7.2(a) and 7.2(b) (subject to the survival period for representations and warranties in Section 8.4(a)).

(d) No Legal Actions. No Governmental Authority of competent jurisdiction will have instituted any Proceeding to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated herein that has not been dismissed or otherwise resolved in a manner that does not materially and adversely affect the transactions contemplated herein and no injunction, order or decree of any Governmental Authority will be in effect that restrains or prohibits the purchase or sale of the Shares or the consummation of the other transactions contemplated herein.

(e) Third Party Consents. Consents set forth on Schedule 7.2(e) shall have been received.

(f) Delivery of Other Items. Buyer will have delivered (or caused to be delivered) to Seller each of the other items contemplated to be so delivered by this Agreement, including each item listed in Section 6.3.

If any of the foregoing conditions to Closing is not satisfied at or before Closing and Seller, if having Knowledge of such failure, elects to consummate the transactions contemplated herein despite such failure, then Seller will be deemed to have waived any and all claims for Losses arising out of, relating to or resulting from such failure and Seller will have no right to be indemnified therefor.

ARTICLE 8 — INDEMNIFICATION

8.1 Indemnification by Seller. Subject to the other terms of this Article 8, Seller will indemnify Buyer from and against all Losses of Buyer and each of Buyer’s Other Indemnified Persons, to the extent arising out of or related to any:

(a) breach of any representation or warranty made by Seller herein (other than a breach of a Fundamental R&W) or any liability for pre-Closing Taxes; or

(b) breach of any Fundamental R&W, covenant (other than pre-Closing Tax covenants) or other agreement of Seller herein.

8.2 Indemnification by Buyer. Subject to the other terms of this Article 8 and Section 6.7(d), Buyer will indemnify Seller from and against all Losses of Seller and each of Seller’s Other Indemnified Persons, to the extent arising out of or related to any:

(a) breach of any representation or warranty made by Buyer herein;

(b) breach of any covenant or agreement of Buyer herein; or

(c) guaranty or other obligation to ensure the payment by or performance of any Acquired Company made or given by Seller or any of its Affiliates.

8.3 Certain Limitations and Other Matters Regarding Claims.

(a) Deductible. Seller will not have any obligation under Section 8.1(a), unless and until the aggregate amount of Losses for which Seller is obligated thereunder exceeds $500,000 (the “Deductible”), and then only for the amount of such Losses in excess of the Deductible, subject to the other terms of this Article 8.

(b) General Cap. Seller’s obligations under Section 8.1(a), in the aggregate, will not exceed an amount equal to $500,000 (the “General Cap”), subject to the other terms of this Article 8.

(c) Overall Cap. Seller’s obligations under Section 8.1, in the aggregate, will not exceed an amount equal to $10,000,000.

(d) Sole and Exclusive Remedies. Notwithstanding any other term herein, following the Closing the sole and exclusive remedies of the Parties arising out of, relating to or resulting from any breach of this Agreement will be strictly limited to those contained in this Article 8 (subject to Section 6.7(d) and Section 9.13). In furtherance of the foregoing, to the maximum extent permitted by Applicable Law, each Party hereby waives and (if necessary to give effect to this Section) will cause each of its Other Indemnified Persons to waive, all claims, causes of action and other remedies with respect to such Party against each other as a matter of Contract, equity, under or based upon any Applicable Law or otherwise (including for rescission), except to the extent expressly stated in this Article 8.

(e) Reliance on Insurance. Buyer hereby acknowledges that, in relation to any Losses incurred by Buyer as a result of (i) Seller’s breach of any representation or warranty made by Seller herein (including any certification relating thereto delivered pursuant to Section 7.1(d)) and (ii) any liability for pre-Closing Taxes (except to the extent of the General Cap according to the terms of this Agreement), Buyer shall rely solely upon the R&W Insurance Policy and shall have no further recourse against Seller Without limiting the foregoing, following the Closing, the Parties shall not be entitled to a rescission of this Agreement, or to any further indemnification rights or other claims of any nature whatsoever in respect thereof (whether by contract, common law, statute, law, regulation or otherwise, including under the Racketeer Influence and Corrupt Organizations Act of 1970), all of which the Parties hereby waive. For the avoidance of doubt, with respect to any Losses pursuant to Section 8.1(a) and pursuant to Section 8.2(b) (as it relates to breaches of Fundamental R&Ws) for which Buyer and the Buyer Other Indemnified Persons are entitled to indemnification under this Article 8, Buyer and the Buyer Other Indemnified Persons shall:

(1) first be entitled to recover from Seller up to the General Cap to the extent the Losses exceed the Deductible; and

(2) second, to the extent such Losses have not been recovered by payment to Buyer and the Buyer Other Indemnified Persons pursuant to the foregoing clause (1), seek recovery pursuant to the R&W Insurance Policy until the coverage limit of the R&W Insurance Policy has been reached after which Seller will have no further liability to Buyer.

(f) No Special Losses. Notwithstanding any other term herein, no Party will be obligated to any other Person for any (i) indirect, special, exemplary or punitive damages or (ii) consequential damages that are not reasonably foreseeable as a result of the breach or other relevant harm, relating to the breach of any representation, warranty, covenant or agreement herein or in any Transaction Document, except as may be asserted by third parties in connection with any Third Party Claim.

8.4 Certain Survival Periods.

(a) Survival of Representations and Warranties. Subject to Section 8.4(b), each representation or warranty herein (except Section 3.5) will survive the execution and delivery of this Agreement and remain in full force and effect until the date that is one year after the Closing Date, at which time such representation or warranty will expire and terminate and no indemnification obligation will be associated therewith or based thereon. Each representation or warranty included in Section 3.5 above will remain in full force and effect until expiration of the applicable statute of limitations. This Section 8.4(a) shall not limit any covenant or agreement of the Parties herein.

(b) Survival of Representations and Warranties Until Final Determination. Notwithstanding Section 8.4(a), for each claim for indemnification hereunder regarding a representation or warranty that is validly made before expiration of such representation or warranty, such claim and associated right to indemnification (including any right to pursue such indemnification, including via any Proceeding) will not terminate before final determination and satisfaction of such claim.

(c) Survival of Covenants and Agreements. Each covenant or agreement (i.e., other than representations and warranties) herein to be performed at or before Closing, and all associated rights to indemnification, will survive Closing and will continue in full force thereafter until the date that is one year after the Closing Date, at which time such covenant or agreement will expire and terminate and no indemnification obligation will be associated therewith or based thereon. Each covenant or agreement (i.e., other than representations and warranties) herein to be performed after Closing, and all associated rights to indemnification, will survive Closing and will continue in full force thereafter pursuant to the terms thereof.

8.5 Notice of Claims and Procedures.

(a) Notice of Claims. A Party entitled to indemnification hereunder (the “Claiming Party”) will give the Party obligated to provide such indemnification (the “Indemnifying Party”) prompt notice of any claim, for which such Claiming Party proposes to demand indemnification, (1) by a Person that is not a Party nor an Other Indemnified Person (such a claim, including any Tax Claim, being a “Third Party Claim” and such notice of such

Third Party Claim being the “Initial Claim Notice”) or (2) that does not involve a Third Party Claim, in each case specifying the amount and nature of such claim (to the extent known). Thereafter, the Claiming Party will give the Indemnifying Party, promptly after the Claiming Party’s (or any of its applicable Other Indemnified Person’s) receipt or delivery thereof, copies of all documents (including court papers) received or delivered by the Claiming Party (or any such Other Indemnified Person) relating to any such Third Party Claim. The failure to promptly give such notice or to promptly give such copies will not relieve the Indemnifying Party of any liability hereunder, except if the Indemnifying Party was prejudiced thereby, but only to the extent of such prejudice.

(b) Access and Cooperation. Each Party will, and will cause its Other Indemnified Persons to, cooperate and assist in all reasonable respects regarding such Third Party Claim, including by promptly making available to such other Party (and its legal counsel and other professional advisers with a reasonable need to know) all books and records of such Person relating to such Third Party Claim, subject to reasonable confidentiality precautions.

(c) Defense and Participation Regarding Non-Tax Matters. This Section 8.5(c) relates only to Third Party Claims that are not a Tax Claim.

(1) Election to Conduct Defense. After receiving an Initial Claim Notice under Section 8.5(a), the Indemnifying Party will have the option to conduct the Defense of such Third Party Claim (the conduct of such Defense being at the expense of the Indemnifying Party). To elect to conduct such Defense, the Indemnifying Party must give written notice of such election to the Claiming Party within 15 days (or within the shorter period, if any, during which a Defense must be commenced for the preservation of rights) after the Claiming Party gives the corresponding Initial Claim Notice to the Indemnifying Party.

(2) Conduct of Defense, Participation and Settlement. If the Indemnifying Party conducts the Defense of such Third Party Claim, then (A) the Claiming Party may participate, at its own expense, in such Defense and will have the right to receive copies of all notices, pleadings or other similar submissions regarding such Defense, (B) each Party will keep the other Party reasonably informed of all matters material to such Defense and Third Party Claim at all stages thereof, (C) the Claiming Party will not (and will cause its Other Indemnified Persons not to) admit any obligation with respect to, or compromise or settle, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld) and (D) the Indemnifying Party will not (and will cause its Other Indemnified Persons not to) admit any obligation with respect to, or compromise or settle, such Third Party Claim without the Claiming Party’s prior written consent (which consent will not be unreasonably withheld), if such compromise or settlement in this clause (2)(D) (x) involves any material limitation on any future operations of the Claiming Party (or any of its Other Indemnified Persons), (y) affects in a manner materially and adverse to the Claiming Party (or any of its Other Indemnified Persons) any other existing Third Party Claim of which the Indemnifying Party has Knowledge that reasonably may be expected to be made against such Person or (z) does not release the Claiming Party (and any applicable Other Indemnified Person) from all obligations regarding such Third Party Claim, other than any obligation satisfied by the Indemnifying Party.

(3) Indemnifying Party Does Not Conduct Defense. If the Indemnifying Party does not elect to conduct the Defense of such Third Party Claim, then the Claiming Party (A) may conduct the Defense of such Third Party Claim in any manner that the Claiming Party reasonably deems appropriate, the conduct of such Defense being at the expense of the Indemnifying Party (subject to the other limitations of this Article 8 and to the extent the Indemnifying Party is otherwise obligated under this Article 8), (B) will keep each other applicable Party reasonably informed of all matters material to such Defense and Third Party Claim at all stages thereof and (C) will have the right to compromise or settle such Third Party Claim after receiving the consent of the Indemnifying Party (which consent will not be unreasonably withheld).

(d) Procedures for Tax Claims. This Section 8.5(d) only relates to claims for indemnification that involve a Tax Claim (and then only to such Tax Claim itself).

(1) Certain Procedures. Subject to the exceptions stated in this Section 8.5(d)(1) and the provisions of Section 8.5(d)(2):

a. Seller will have the option to control (at its own expense) any Proceeding that relates to Taxes of any Acquired Company that relates solely to a Tax period that ends on or prior to the Closing Date, and, without limiting the foregoing, Seller may in its reasonable discretion take actions that include to pursue or forego any hearing, conference or other Proceeding with any applicable Governmental Authority with respect thereto, pay the Tax claimed, sue for a refund (where Applicable Law permits such a refund suit) or contest such Tax Claim (including any combination of the foregoing); provided, that Buyer shall be entitled to participate in any such Proceeding at its own expense and receive copies of any written materials relating to such Proceeding received from the relevant Governmental Authority; and

b. Buyer will have the option to control (at its own expense) any Proceeding that relates to Taxes of an Acquired Company for any Straddle Period, and, without limiting the foregoing, Buyer may in its reasonable discretion take actions that include to pursue or forego any hearing, conference or other Proceeding with any applicable Governmental Authority with respect thereto, pay the Tax claimed, sue for a refund (where Applicable Law permits such a refund suit) or contest such Tax Claim (including any combination of the foregoing); provided, that, Seller shall be entitled to participate in any such Proceeding at its own expense and receive copies of any written materials relating to such Proceeding received from the relevant Governmental Authority.

c. Buyer shall be entitled to sole control of the conduct any Tax Proceeding that relates solely to a Post-Closing Tax Period (at its own expense) and Seller shall have no participation rights or right to receive any written materials with respect to any such Proceeding.

(2) Certain Limitations on Resolution of Tax Claims. Notwithstanding Section 8.5(d)(1), in the case of any Proceeding that relates to Taxes of an Acquired Company with respect to a Pre-Closing Tax Period or a Straddle Period, the controlling Party will not (and will cause each of its Other Indemnified Persons not to) admit any obligation with respect to, or settle or compromise, any Tax Claim without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, Buyer shall have the right to settle any Tax contest that relates solely to a Post-Closing Tax Period in its sole discretion.

8.6 Mitigation. Each Party will use commercially reasonable efforts to mitigate (including by causing its Other Indemnified Persons to use commercially reasonable efforts to mitigate) each Loss for which such Party is or may become entitled to be indemnified hereunder (ignoring that there may be rights to indemnification hereunder), including (a) diligently pursuing and attempting to recover all insurance proceeds under each applicable insurance policy and diligently pursuing and attempting to obtain all Tax Benefits, (b) incurring costs only to the minimum extent necessary to remedy any breach and remediate an applicable situation and (c) refraining from encouraging or soliciting any Third Party Claim. No Party (or any of its Other Indemnified Persons) will be entitled to indemnification hereunder with respect to any such Loss to the extent the indemnification obligations hereunder have increased due to the failure of such Person to use such commercially reasonable efforts.

8.7 Reduction for Insurance, Taxes and Other Offsets.

(a) Reductions. The obligations of each Indemnifying Party hereunder regarding any Loss will be reduced, including retroactively, by the amount of any insurance proceeds, benefit regarding Taxes (a “Tax Benefit”) or other amount or benefit received, directly or indirectly, by the Claiming Party (or any of its Other Indemnified Persons) regarding such Loss. Without limiting the generality of the foregoing, if (1) the Claiming Party (or such Other Indemnified Person) receives from or on behalf of an Indemnifying Party, or an Indemnifying Party pays on behalf of the Claiming Party (or such Other Indemnified Person), a payment regarding a Loss, and (2) the Claiming Party (or such Other Indemnified Person) receives, directly or indirectly, any insurance proceeds, Tax Benefit or other amount or benefit regarding such Loss, then such Claiming Party (for itself or on behalf of such Other Indemnified Person, as applicable) will promptly pay to the Indemnifying Party the amount of such insurance proceeds, Tax Benefit or other amount or benefit, or, if less, the amount of such payment. The amount of such insurance proceeds, Tax Benefit or other amount or benefit received will be net of any costs and expenses incurred by the Claiming Party (or such Other Indemnified Person) in procuring the same and after giving effect to the identified impact of such recovery on insurance premiums or other costs of insurance. For purposes of this Section 8.7, “Tax Benefit” means any Tax savings actually realized as a reduction in cash Taxes that otherwise would have been paid by the Claiming Party (or such Other Indemnified Person, as applicable) prior to the close of the taxable year following the taxable year of the accompanying Loss.

(b) Effect of Reducing Insurance Coverage. If at or after Closing Buyer does not, or does not cause the applicable Acquired Company to, maintain insurance coverage substantially similar to, or more protective than, the insurance coverage that covered such Acquired Company immediately before Closing, then Buyer (on behalf of itself or any of

Buyer’s Other Indemnified Persons) will not have any right to assert any claim for indemnification with respect to any Loss to the extent that such Loss would have been covered by such pre-Closing insurance coverage had such insurance coverage been maintained at and after Closing.

8.8 Subrogation.

(a) Waiver of Insurers’ Rights Against Indemnifying Party. Each Party hereby waives (and agrees to cause its applicable Other Indemnified Persons to waive), to the extent permitted under its (and their) insurance policies, any subrogation rights that its (or their) insurer may have against the Indemnifying Party with respect to any Loss.

(b) Subrogation for Indemnifying Party After Payment. If an Indemnifying Party makes an indemnification payment to a Claiming Party (or to any of its Other Indemnified Persons) with respect to any Loss, then such Indemnifying Party will be subrogated, to the extent of such payment, to all related rights and remedies of such Claiming Party (or, if applicable, of such Other Indemnified Person) under any insurance policy or otherwise against or with respect to such Loss, except with respect to amounts not yet recovered by such Claiming Party (or such Other Indemnified Person) under any such insurance policy or otherwise that already have been netted against such Loss for purposes of determining the indemnifiable amount of such Loss.

8.9 Indemnification Adjusts Purchase Price for Tax Purposes. Each Party will, including retroactively, treat indemnification payments under this Agreement as adjustments to the purchase price for Tax purposes to the extent permitted under Applicable Law.

8.10 No Other Assurances. Notwithstanding any other term herein and without limiting any other limitation herein, other than as expressly made by Seller in Article 3, Seller has not made (and no Person on behalf of Seller has made), nor will Seller (or any other Person) have or be subject to any liability or other obligation arising out of, relating to or resulting from, any representation or warranty or similar assurance (whether direct or indirect, written or oral, or statutory, express or implied, including any express or implied warranties of merchantability or of fitness for an intended purpose), including in each case regarding (a) any information or document given or made available (or not given or made available) to Buyer or any Person on Buyer’s behalf regarding any Acquired Company, (b) the effect of any of the transactions contemplated herein on the business of Buyer or any Acquired Company or the reaction thereto of any Person or (c) any Forward-Looking Statement (including any underlying assumption).

ARTICLE 9 — CERTAIN GENERAL TERMS AND OTHER AGREEMENTS

9.1 Notices. All notices or other communications required or permitted to be given hereunder will be in writing and will be (a) delivered by hand, (b) sent by registered or certified mail or (c) sent by nationally recognized overnight delivery service for next Business Day delivery, in each case as follows:

(1) if to Seller, to: Birks Group Inc. 2020 Robert-Bourassa, Suite 200 Montreal, Québec Canada H3A 2A5 Attn: Miranda Melfi, Vice President, Legal Affairs & Corporate Secretary	with a copy to: Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale, FL 33301 Attn: Tammy Knight

(2) if to Buyer, to: Aurum Holdings Ltd. Aurum House, 2 Elland Road, Braunstone, Leicester, LE3 1TT Attn: David Hurley	with a copy to: Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street, London, EC2V 7JU Attn: David K. Lakhdhir

Such notices or communications will be deemed given (A) if so delivered by hand, when so delivered, (B) if so sent by mail, three Business Days after mailing, or (C) if so sent by overnight delivery service, one Business Day after delivery to such service. A Party may change the address to which such notices and other communications are to be given by giving the other Party notice in the foregoing manner.

9.2 Expenses. Except as is expressly stated otherwise herein, each Party will bear its own costs and expenses incurred in connection with the transactions contemplated herein.

9.3 Interpretation; Construction. In this Agreement:

(a) the table of contents and headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement;

(b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section where they appear);

(c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise;

(d) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified in accordance with the terms thereof;

(e) unless expressly stated herein to the contrary, reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder;

(f) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”;

(g) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of,” “under” or “regarding” such item or any similar relationship regarding such item;

(h) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other similar attachment thereto;

(i) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement;

(j) all dollar amounts are expressed in United States dollars and will be paid in cash (unless expressly stated herein to the contrary) in United States currency;

(k) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day;

(l) with respect to all dates and time periods in or referred to in this Agreement, time is of the essence;

(m) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof; and

(n) the Parties participated jointly in the negotiation and drafting of this Agreement and the documents relating hereto, and each Party was (or had ample opportunity to be) represented by legal counsel in connection with this Agreement and such other documents and each Party and, if applicable, each Party’s counsel has reviewed and revised (or had ample opportunity to review and revise) this Agreement and such other documents; therefore, if an ambiguity or question of intent or interpretation arises, then this Agreement and such other documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof.

9.4 Parties in Interest; No Third-Party Beneficiaries. There is no third party beneficiary hereof and nothing in this Agreement (whether express or implied, including Section 5.6) will or is intended to confer any right or remedy under or by reason of this Agreement on any Person, except: (a) each Party and their respective permitted successors and assigns; (b) pursuant to Section 5.7, and claims made under Article 8.

9.5 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution, or performance of this Agreement (including any claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) will be construed and enforced in accordance with the substantive laws of the State of Delaware.

9.6 Jurisdiction, Venue and Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN NEWCASTLE COUNTY, DELAWARE IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION DOCUMENT AND TO THE RESPECTIVE COURT TO WHICH AN APPEAL OF THE DECISIONS OF ANY SUCH COURT MAY BE TAKEN, AND EACH PARTY AGREES NOT TO COMMENCE, OR COOPERATE IN OR ENCOURAGE THE COMMENCEMENT OF, ANY SUCH PROCEEDING, EXCEPT IN SUCH A COURT. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE THEREIN OF SUCH A PROCEEDING. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF A COPY OF THE SUMMONS AND COMPLAINT, AND ANY OTHER PROCESS WITH RESPECT TO ANY SUCH PROCEEDING THAT MAY BE SERVED IN ANY SUCH PROCEEDING BY ANY METHOD PROVIDED BY APPLICABLE LAW. EACH PARTY HEREBY AGREES THAT A FINAL JUDGMENT IN ANY SUCH PROCEEDING WILL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY JURISDICTION BY SUIT ON THE JUDGMENT OR BY ANY OTHER MANNER PROVIDED BY APPLICABLE LAW. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN ANY SUCH PROCEEDING.

9.7 Entire Agreement; Amendment; Waiver. This Agreement, including the Exhibits and Schedules, constitutes the entire Agreement between the Parties pertaining to the subject matter herein and supersedes any prior representation, warranty, covenant, agreement or similar assurance (whether direct or indirect, written or oral, or statutory, express or implied) of any Party regarding such subject matter (and there is no other representation, warranty, covenant, agreement or similar assurance of any Party regarding such subject matter). The Parties have voluntarily agreed to define their rights, liabilities, and obligations with respect to the transactions contemplated by this Agreement exclusively in contract pursuant to the express terms of this Agreement and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. No supplement, modification or amendment hereof will be binding unless expressed as such and executed in writing by each Party (except as contemplated in Section 9.9). Except to the extent as may otherwise be stated herein, no waiver of any term hereof will be binding unless expressed as such in a document executed by the Party making such waiver. No waiver of any term hereof will be a waiver of any other term hereof, whether or not similar, nor will any such waiver be a continuing waiver beyond its stated terms. Except to the extent as may otherwise be stated herein, failure to enforce strict compliance with any term hereof will not be a waiver of, or estoppel with respect to, any existing or subsequent failure to comply.

9.8 Assignment; Binding Effect. Neither this Agreement nor any right or obligation hereunder will be assigned, delegated or otherwise transferred (by operation of law or otherwise) by either Party without the prior written consent of the other Party (which consent will not be unreasonably withheld), except that Buyer may assign its rights and obligations under this Agreement to a direct or indirect subsidiary (it being understood that such assignment will not release Buyer from its obligations hereunder). This Agreement will be binding on and inure to the benefit of the respective permitted successors and assigns of the Parties. Any purported assignment, delegation or other transfer not permitted by this Section is void.

9.9 Severability; Blue-Pencil. The terms of this Agreement will, where possible, be interpreted and enforced so as to sustain their legality and enforceability, read as if they cover only the specific situation to which they are being applied and enforced to the fullest extent permissible under Applicable Law. If any term of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, then all other terms of this Agreement will nevertheless remain in full force and effect, and such term automatically will be amended so that it is valid, legal and enforceable to the maximum extent permitted by Applicable Law, but as close to the Parties’ original intent as is permissible.

9.10 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument effective when one or more counterparts have been signed by each Party hereto and delivered, in person or by facsimile, or by electronic image scan, receipt acknowledged, to the other Parties.

9.11 Schedules. Certain information is contained in the Schedules solely for informational purposes, may not be required to be disclosed pursuant hereto and will not imply that such information or any other information is required to be disclosed. Inclusion of such information will not establish any level of materiality or similar threshold or be an admission that any of such information is material to the business, assets, liabilities, financial position, operations or results of operations of any Person or otherwise is material to such Person. Each item disclosed in any Schedule, representation or warranty in a manner that makes its relevance to one or more other Schedules, representations or warranties reasonably apparent on the face of such disclosure will be deemed to have been appropriately included in each such other Schedule, representation or warranty (notwithstanding the presence or absence of any reference in or to any Schedule, representation or warranty).

9.12 Legal Representation. Recognizing that Holland & Knight LLP (“H&K”) has acted as legal counsel to the Acquired Companies and Seller prior to the Closing, and that H&K may act as legal counsel to Seller after the Closing, each of Buyer and the Acquired Companies hereby waives, on its own behalf and agrees to cause its Affiliates to waive, to the extent permitted by Applicable Law, any conflicts of interest that may arise in connection with H&K representing Seller after the Closing in connection with this Agreement and the transactions contemplated by this Agreement, based on the fact that H&K may be deemed to have represented the Acquired Companies and Seller prior to the Closing or in connection with the transactions contemplated in this Agreement. In addition, all communications involving attorney-

client confidences between any Acquired Company, Seller and H&K in the course of the negotiation and documentation of the transactions contemplated by this Agreement will be deemed to be attorney-client confidences that belong solely to Seller (and not any Acquired Company) and may be controlled by Seller. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its Affiliates (and not the Acquired Companies) will be the sole holders of the attorney-client privilege with respect to the negotiation and documentation of the transactions contemplated hereby (collectively, the “Pre-sale Communications”), and each Acquired Company will not be a holder of the Pre-sale Communications, and (b) H&K will have no duty whatsoever to reveal or disclose the Pre-sale Communications or files pertaining to the Pre-sale Communications to any Acquired Company by reason of any attorney-client relationship between H&K and the Acquired Companies or otherwise. Any access by Buyer or any Acquired Company to Pre-sale Communications after the Closing (whether through any Acquired Company’s computer systems or otherwise) will not amount to a waiver of the attorney-client privilege, nor will it adversely affect any rights of Seller with respect to that attorney-client privilege.

ARTICLE 10 — CERTAIN DEFINITIONS

“Accounting Firm” is defined in Section 2.3.

“Acquired Companies” is defined in the Recitals.

“Acquired Company” is defined in the Recitals.

“Adjusted Net Working Capital” means the adjusted net working capital of the Acquired Companies, as calculated in accordance with Schedule 2.2.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, “control,” “controlled by” and “under common control with,” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of section 1504(a) of the Code or any similar group defined under a similar provision of Applicable Law. For the avoidance of doubt, no non-U.S. corporation will be considered to be part of any affiliated group.

“Agreement” is defined in the first paragraph of this Agreement.

“Annual Financial Information” is defined in Section 3.4(a)(1).

“Anti-Bribery Laws” is defined in Section 3.17.

“Applicable Law” means any applicable provision of any federal, state, local, foreign constitution, treaty, statute, law, rule, regulation, ordinance or code enacted, adopted, issued or promulgated by any Governmental Authority.

“Balance Sheet Rules” means the accounting principles, policies and rules set forth on Schedule 2.2.

“Base Purchase Price” means $102,100,000.00.

“Break-Up Fee” is $4,500,000.00.

“Business” is defined in the Recitals.

“Business Day” means any day, other than a Saturday or Sunday and other than a day that banks in the State of Florida are generally authorized or required by Applicable Law to be closed.

“Buyer” is defined in the first paragraph of this Agreement.

“Capital Expenditure Adjustment” means, as applicable, the amount by which the estimated Capital Expenditure Amounts either exceed or are below (i) the estimated actual gross capital expenditure (with no reduction for tenant allowances received) incurred and paid by the Acquired Companies between March 26, 2017 and the Closing as set forth on the Pre-Closing Statement as it relates to the Estimated Purchase Price, or (ii) the actual gross capital expenditure (with no reduction for tenant allowances received) incurred and paid by the Acquired Companies between March 26, 2017 and the Closing as set on the Closing Statement as it relates to the Final Purchase Price.

“Capital Expenditure Amounts” means those budgeted capital expenditures relating to the Business computed based on (i) the fraction calculated as the number of days from March 26, 2017 until the Closing date divided by three hundred and sixty five days, multiplied by (ii) $1,675,000.

“Cash” means, as at a specified date, the aggregate amount of all cash, cash equivalents and marketable securities held by the Acquired Companies, as determined in accordance with GAAP, except that (x) Cash will be reduced by the amounts of (i) any special order deposits from customers, and (ii) any landlord lease incentives received in cash between the date hereof and Closing which have not yet been spent on the property for which they were received, and (y) Cash will not include any debit or credit card receivables (which amounts shall be included in Adjusted Net Working Capital), and (z) cash will be increased by the Credit Card Recourse Liability Recovery Amount, if any. For the avoidance of doubt, Cash may be a positive or negative amount.

“Cash Adjustment” means, as applicable, the estimated amount of Cash on the Pre-Closing Statement as it relates to the Estimated Purchase Price or the actual amount of Cash on the Closing Statement as it relates to the Final Purchase Price.

“Claiming Party” is defined in Section 8.5(a).

“Closing” is defined in Section 6.1.

“Closing Date” is defined in Section 6.1.

“Closing Date Indebtedness” means an amount equal to the aggregate amount of all Indebtedness of the Acquired Companies as of 12:01 am (Eastern time) on the Closing Date other than Transferred Indebtedness.

“Closing Statement” is defined in Section 2.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“COBRA Coverage” means the continuation of health coverage requirements of Part 6 of Subtitle B of Title I of ERISA as added by COBRA and subsequent amendments.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph of this Agreement.

“Company Plan” means each written or oral: employee benefit plan, program, agreement, policy or similar arrangement (including “employee benefit plans” as such term is defined in section 3(3) of ERISA), and each stock option or ownership, stock appreciation rights, stock purchase, restricted stock, restricted stock unit, or other equity-based award, phantom stock, severance, employment, termination, retention, consulting, change-of-control, executive compensation, bonus, incentive compensation, deferred compensation or profit-sharing, retirement, pension, salary continuation, savings, Tax gross-up, vacation, holiday, sick leave, paid time off, fringe benefit, educational assistance, pre-Tax premium or flexible spending account, life insurance, loan, health, medical, dental, disability, accident, or other benefit plans, programs, agreements, policies or arrangements, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of any Acquired Company, or their eligible dependents, beneficiaries or current or former spouses, has any right to benefits or (ii) which are maintained, sponsored, or contributed to by any Acquired Company whether absolute, contingent, or otherwise, in each case to the extent that benefits are made available to any current or former director, officer, employee or consultant of any Acquired Company.

“Company Subsidiary” is defined in the Recitals.

“Confidentiality Agreement” is defined in Section 5.5(a).

“Consent” is defined in Section 3.3(c).

“Continuing Employees” is defined in Section 5.6(a).

“Contract” means any written contract, agreement, purchase order, warranty or guarantee, license, use agreement, lease (whether for real estate, a capital lease, an operating lease or other), instrument or note, in each case that creates a legally binding obligation.

“Credit Card Recourse Liability Recovery Amount” means the amount of cash collected by any Acquired Company in the 60 day period from Closing Date from the amount of the balance sheet credit card recourse accounts receivables past due amounts as of the Closing Date. In no event shall the Credit Card Recourse Liability Recovery Amount exceed the credit card recourse liability included in Transferred Indebtedness (expressed as a positive number).

“Current Tax Group” is defined in Section 3.5(j).

“Deductible” is defined in Section 8.3(a).

“Defense” means legal defense (which may include related counterclaims) reasonably conducted by reputable legal counsel of good standing selected with the consent of the Claiming Party (which consent will not be unreasonably withheld).

“Disputed Item” is defined in Section 2.3.

“Effective Time” is defined in Section 6.1.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, charge, lien, lease, easement, right-of-way, covenant, condition, adverse claim of ownership or use, encroachment or other survey defect, defect of title, right to purchase or other encumbrance.

“Enforcement Limitation” means any applicable bankruptcy, reorganization, insolvency, moratorium or other similar Applicable Law affecting creditors’ rights generally and principles governing the availability of equitable remedies.

“Environmental Claim” means any written notice by a Governmental Authority alleging liability (including liability for investigatory cost, cleanup cost, governmental response cost, natural resources damage, property damage, personal injury or penalty) arising out of, relating to or resulting from (a) the presence, or release into the environment, of any Hazardous Substance by any Acquired Company or (b) any violation of any Environmental Law by any Acquired Company.

“Environmental Law” means any applicable federal, state or local law or other legal requirement relating to pollution or protection of the environment, including any law relating to any emission, discharge, release or possible release of any pollutant, contaminant, hazardous or toxic material, substance or waste into air, surface water, groundwater or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any pollutant, contaminant or hazardous or toxic material, substance or waste.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with Seller or any Acquired Company, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Estimated Purchase Price” means the Base Purchase Price plus (i) the Cash Adjustment, plus or minus (ii) the Capital Expenditure Adjustment, plus or minus (iii) the Net Working Capital Adjustment, minus (iv) Transferred Indebtedness, as contained in the Pre-Closing Statement, minus the Inventory Adjustment.

“Final Purchase Price” means the Base Purchase Price plus (i) the Cash Adjustment, plus or minus (ii) the Capital Expenditure Adjustment, plus or minus (iii) the Net Working Capital Adjustment, minus (iv) Transferred Indebtedness, as contained in the Closing Statement, minus the Inventory Adjustment.

“Financial Information” is defined in Section 3.4(a)(2).

“Flow of Funds Memorandum” means a flow of funds memorandum prepared by Seller (and signed by Seller and Buyer) that sets forth (a) Seller’s good faith calculation of the Estimated Purchase Price, (b) all the payments required to be made by Buyer at Closing pursuant to Section 2.1, which shall include the payoff of the Closing Date Indebtedness (in the amount outstanding as of the Closing Date) unless otherwise agreed to in writing by Buyer and (c) either wire instructions or delivery instructions for payments by check for each such payment.

“Forward-Looking Statements” is defined in Section 4.5.

“Fundamental R&W” means the representations and warranties set forth in Sections 3.1-3.3(a).

“GAAP” means generally accepted United States accounting principles as have been consistently applied by the Acquired Companies.

“General Cap” is defined in Section 8.3(b).

“Governmental Authority” means any: (a) nation, state, county, city, district or other similar jurisdiction; (b) federal, state, local or foreign government; (c) governmental or quasi-governmental authority (including any governmental agency, branch, commission, bureau, instrumentality, department, official, entity, court or tribunal); or (d) body or other Person entitled by Applicable Law (or by Contract with the Parties) to exercise any arbitrative, administrative, executive, judicial, legislative, police, regulatory or Tax authority or power.

“H&K” is defined in Section 9.12.

“Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous waste or petroleum or fraction thereof, and any other chemical, waste, substance or material listed in or regulated by any Environmental Law.

“Income Tax” means any Tax (other than sales, use, stamp, duty, value-added, business, goods and services, property, transfer, recording, documentary, conveyancing or similar Tax) based upon or measured by gross or net receipts or gross or net income (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any obligation arising pursuant to the application of Treasury Regulation section 1.1502-6 or any similar provision of any Applicable Law regarding any Tax.

“Indebtedness” means any liability under or for any of the following, in each case to the extent any related amount is actually owed (for the avoidance of doubt, the obligation to have in place or to collateralize any item is not itself Indebtedness): (a) indebtedness for borrowed money (including a guaranty of such owed amount); (b) liability evidenced by a note, debenture, deed of trust or mortgage; (c) letter of credit or surety bond (but only to the extent such letter of credit or surety bond has been drawn upon and then only as to the amount required to be paid due to such draws); (d) capital lease obligations in accordance with GAAP; (e) bank overdraft; (f) provision for credit card recourse liabilities required to be recorded on the balance sheet in accordance with GAAP; or (g) additional interest, fees or other expenses regarding any of the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include (i) any trade payables incurred in the Ordinary Course of Business of the applicable Acquired Company, (ii) any inter-company indebtedness (between Acquired Companies), (iii) any obligations under operating leases, or (iv) deferred revenue.

“Indemnifying Party” is defined in Section 8.5(a).

“Initial Claim Notice” is defined in Section 8.5(a).

“Intellectual Property” means any trademark, service mark, trade name, trade dress, goodwill, patent, copyright, design, logo, formula, invention, concept, domain name, website, trade secret, know-how, confidential information, mask work, product right, software, technology or other similar intangible asset of any nature, whether in use, under development or design or inactive (including any registration, application or renewal regarding any of the foregoing).

“Interim Financial Information” is defined in Section 3.4(a)(2).

“Interim Statement Date” is defined in Section 3.4(a)(2)

“Interim Statement of Assets and Liabilities” is defined in Section 3.4(a)(2).

“Inventory Adjustment” means the amount by which the “Purchase Price” in the Inventory Purchase Agreement is less than $2,106,390.

“Inventory Purchase Agreement” means an inventory purchase agreement, substantially in the form attached hereto as Exhibit 10.1.

“IRS” means the United States’ Internal Revenue Service.

“Knowledge” has the following meaning: (a) an individual will have “Knowledge” of a particular fact or other matter if such individual is actually consciously aware of such fact or matter, after reasonable investigation; (b) with respect to Seller, Seller will have “Knowledge” of a particular fact or other matter if Jean-Christophe Bédos, Pasquale (Pat) Di Lillo, and Albert J. Rahm, II, has Knowledge, as stated in clause (a), of such fact or other matter; and (c) with respect to Buyer, Buyer will have “Knowledge” of a particular fact or other matter if any individual who is serving as an executive officer (or similar executive) of Buyer has Knowledge, as stated in clause (a), of such fact or other matter.

“Labor Laws” means all Applicable Laws relating to employment, employment practices, wages, equal employment opportunity, affirmative action and other hiring practices, immigration, workers’ compensation, unemployment, the payment of social security and other employment-related Taxes, employment standards, employment of minors, health and safety, labor relations, unions, withholdings, payment of wages and overtime of any kind, meal and rest periods, workplace safety, insurance, employee benefits, pay equity, employee classification, and family and medical leave.

“Leased Real Property” is defined in Section 3.10(a).

“Loss” means any actual out of pocket liability, loss, cost, Tax or expense (including reasonable attorneys’ fees and expenses) or damage.

“Major Contract” is defined in Section 3.8(a).

“Material Adverse Effect” means, with respect to any Person, any event or condition that, individually or in the aggregate, has had or is reasonably likely to have a materially adverse effect on the ongoing financial condition or results of operations of such Person and its subsidiaries, taken as a whole, except that none of the following will be deemed to constitute, and none of the following will be taken into account in determining the occurrence (or possible occurrence) of a Material Adverse Effect: (a) the reaction of any Person not a Party to any transaction contemplated herein (including the announcement thereof); (b) any event or condition generally affecting any of the industries in which such Person operates or the United States economy as a whole; (c) any national or international political or social event or condition, including the engagement by the United States or the United Kingdom in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or the United Kingdom; (d) any financial, banking or securities market condition (including any disruption thereof or any decline in the price of any security or any market index); (e) compliance with any term of, or the taking of any action required by, this Agreement; or (f) any change in GAAP or other accounting requirement or principle or any change in Applicable Law or the interpretation thereof.

“Material Suppliers” is defined in Section 3.19.

“Multiemployer Plan” has the meaning given in section 3(37) of ERISA.

“Net Working Capital Adjustment” means the variance (shortfall or excess) between the Adjusted Net Working Capital set forth on the Pre-Closing Statement as it relates to the Estimated Purchase Price or the Closing Statement as it relates to the Final Purchase Price, as applicable, and the Target Net Working Capital.

“Objections Statement” is defined in Section 2.3.

“Ordinary Course of Business” means any action (which includes, for this definition, any failure to take action), condition, circumstance or status of or regarding a Person that is: (a) consistent with the past practices of such Person and is taken or exists in the ordinary course of the normal operations of such Person; or (b) similar in nature and magnitude to actions customarily taken (or not taken) without any specific authorization by the board of directors (or by any Person or group of Persons exercising similar authority) of such Person.

“Organizational Document” means, for any Person: (a) the articles or certificate of incorporation, formation or organization (as applicable) and the by-laws or similar governing document of such Person; (b) any limited liability company agreement, partnership agreement, operating agreement, shareholder agreement, voting agreement, voting trust agreement or similar document of or regarding such Person; or (c) any other charter or similar document adopted or filed in connection with the incorporation, formation, organization or governance of such Person.

“Other Indemnified Person” means, for any Person, such Person’s Affiliates and each of such Person’s and each of such Affiliate’s officers, directors, agents, and permitted successors and assigns.

“Outside Date” means November 30, 2017, unless extended by mutual written agreement of the Parties.

“Party” means Seller or Buyer.

“Permit” means any license or permit from a Governmental Authority.

“Permitted Encumbrance” means any: (a) Encumbrance listed in Schedule PE; (b) Encumbrance created by the express terms of any Major Contract; (c) Encumbrance for any Tax, assessment or other governmental charge that is not yet due and payable or that may thereafter be paid without penalty; (d) Encumbrance arising under any original purchase price conditional sales contract or equipment lease; (e) Encumbrance arising by operation of law as to which no material violation or encroachment exists; (f) zoning or other governmentally established Encumbrance, provided that the affected property is in compliance with the same in all material aspects; (g) pledge or deposit to secure any obligation under any workers or unemployment compensation law or to secure any other public or statutory obligation; (h) mechanic’s, materialmen’s, landlord’s, carrier’s, supplier’s or vendor’s lien or similar Encumbrance arising or incurred in the Ordinary Course of Business of the applicable Person that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (i) Encumbrances arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by any Acquired Company in the Ordinary Course of Business; or (j) other imperfection of title or other minor Encumbrance that does not, individually or in the aggregate, with other Encumbrances, materially impair the conduct of the business of the applicable Person at the affected property as presently conducted and that does not secure payment of a sum of money.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trustee or trust, joint venture, unincorporated organization or any other business entity or association or any Governmental Authority.

“Post-Closing Tax Period” means any Tax period that begins after the Closing Date.

“Pre-Closing Insurance Claims” is defined in Section 5.13(c).

“Pre-Closing Insurance Policies” is defined in Section 5.13(a).

“Pre-Closing Straddle Period” is defined in Section 5.8(e).

“Pre-Closing Statement” is defined in Section 2.2.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.

“Pre-Closing Taxes” is defined in Section 5.8(a).

“Pre-sale Communications” is defined in Section 9.12.

“Proceeding” means any arbitration, audit, hearing, inquiry, litigation, proceeding or suit (whether civil, criminal or administrative), in each case that is commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Real Property Lease” is defined in Section 3.10(a).

“Restricted Period” means the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date.

“R&W Insurance Policy” means an insurance policy written by AIG Europe Limited, which will provide coverage in respect of Seller’s indemnification obligations with respect to inaccuracies or breaches of the representation and warranties of Seller under Article 3 with the terms and conditions set forth in the binder dated the date hereof.

“Sample Statement” is defined in Section 2.2.

“Schedules” means the Schedules to Article 3 to this Agreement delivered by Seller and the Company.

“Seller” is defined in the first paragraph of this Agreement.

“Services Agreement” means a services agreement, substantially in the form attached hereto as Exhibit 10.2.

“Shares” is defined in the Recitals.

“Straddle Period” means any complete Tax period of any Acquired Company that includes but does not end on the Closing Date.

“Target Net Working Capital” means $53,444,000, as calculated in accordance with Schedule 2.3.

“Tax” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Benefit” is defined in Section 8.7(a).

“Tax Claim” means any claim by a Governmental Authority with respect to any Tax that, if successful, might result in an indemnity obligation hereunder.

“Tax Return” means any return, declaration, report, filing, claim for refund or information return or statement required to be supplied to any Governmental Authority with respect to any Tax, including any schedule or attachment thereto and any amendment thereof.

“Third Party Claim” is defined in Section 8.5(a).

“Threatened” means, with respect to any matter, that a demand, notice or statement has been made or given, in writing, that states that such matter is being or may be asserted, commenced, taken or pursued.

“Transaction Documents” means the Authorized Dealer Agreement, the Transition Services Agreement, the Services Agreement and the Inventory Purchase Agreement.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar tax or expense or any recording fee, in each case that is imposed as a result of any transaction contemplated herein, together with any penalty, interest and addition to any such item with respect to such item.

“Transferred Indebtedness” is defined in Section 3.4(d).

“Transition Services Agreement” means a transition services agreement, substantially in the form attached hereto as Exhibit 10.3.

“USA Authorized Dealer Agreement” means an authorized dealer agreement, substantially in the form attached hereto as Exhibit 10.4.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has executed this Agreement effective as of the date first written above.

BIRKS GROUP INC.		AURUM HOLDINGS LTD.

By:	/s/ Jean-Christophe Bédos	By:	/s/ Philipp Haid
Name:	Jean-Christophe Bédos	Name:	Philipp Haid
Its:	President and Chief Executive Officer	Its:	Director

By:	/s/ Pasquale (Pat) Di Lillo
Name:	Pasquale (Pat) Di Lillo
Its:	Vice President, Chief Financial and Administrative Officer

[Signature Page to Stock Purchase Agreement]